Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries N.V.
ARBN 097 829 895
Appendix 4E — Preliminary Final Report Year Ended 31 March 2007

Key Information	Year Ended 31 March
	2007	2006
	US$M	US$M	Movement

Net Sales From Ordinary Activities	1,542.9	1,488.5	Up	4%

Operating Profit (Loss) From Continuing Operations After Tax Attributable to Shareholders	150.8	(506.7)	Up	—

Operating Profit (Loss) Including Cumulative Change In Accounting Principle For Stock-Based Compensation	151.7	(506.7)	Up	—

Net Tangible Assets per Ordinary Share	US$0.55	US$0.20	Up	—

     Dividend Information
•	A dividend of US 15.0 cents per share/CUFS is payable to share/CUFS holders on 10 July 2007. A dividend of US 5 cents per share/CUFS was paid on 8 January 2007 and a dividend of US 4 cents per share/CUFS was paid on 6 July 2006.

•	Record Date is 14 June 2007 to determine entitlements to the dividend payable to share /CUFS holders on 10 July 2007 (ie, on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00 pm if securities are not CHESS approved, or security holding balances established by 5:00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved).

•	This dividend and future dividends will be unfranked for Australian taxation purposes.

•	This dividend is subject to Dutch withholding tax of 15%. For withholding tax information see: www.Jameshardie.com (select Investor Relations, then Shareholder services then Tax Information) or contact Computershare.

•	The Australian currency equivalent amount of dividend to be paid to CUFS holders will be announced to the ASX on or about 15 June 2007.

•	No dividend reinvestment plans are available for this dividend.
     Movements in Controlled Entities during the year ended 31 March 2007
The following entities were liquidated: RIS Irrigation (Portugal) SA (22 June 2006), Harflex Ltd (16 August 2006), Merehurst Europe Ltd (22 February 2007)
     Audit
The results and financial information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors.
Results for the 4th Quarter and Year Ended 31 March 2007
Contents
1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Consolidated Financial Statements
James Hardie Industries N.V. is incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited The information contained in the above documents comprise the information required by ASX Listing Rule 4.2A and should be read in conjunction with the James Hardie 2007 Annual Report which can be found on the company website at www.jameshardie.com.

media release

Analyst and Media enquiries about results,
28 May 2007	please contact Steve Ashe on
Tel: 61 2 8274 5246; Mob: 61 408 164 011
Full year net operating profit up 6% to US$222.2m
4th Quarter net operating profit US$54.4m, down 16%
(excluding asbestos adjustments and related tax benefit)
James Hardie today announced a US$222.2 million net operating profit, excluding asbestos adjustments and related tax benefit, for the full year ended 31 March 2007, an increase of 6% compared to the prior full year.
The fourth quarter net operating profit, excluding asbestos adjustments and related tax benefit, fell 16% compared to the same period last year, from US$64.7 million to US$54.4 million.
Including these asbestos adjustments for both fiscal years, net operating profit for the year was US$151.7 million compared to a net operating loss of US$506.7 million in fiscal year 2006. For the fourth quarter, net operating profit including these asbestos adjustments was US$103.1 million compared to a net operating loss of US$650.9 million for the same quarter last year, when the company established an initial provision of US$715.6 million in respect of likely asbestos compensation payments in Australia.
The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended Final Funding Agreement (Amended FFA) that was signed with the New South Wales (NSW) Government on 21 November 2006 and approved by the company’s security holders on 7 February 2007. The adjustments include the “grossing-up” effect of recognising the anticipated tax benefit and other assets and liabilities arising from the asbestos-related payments.
Operating Performance
Despite residential housing construction activity in the company’s main markets continuing to weaken, fourth quarter EBIT excluding asbestos adjustments increased 33%, up from US$53.0 million to US$70.5 million. Net sales and gross profit were down 7% and 4%, respectively, to US$360.9 million and US$133.8 million, respectively.
For the full year, net sales and gross profit were each up by 4%, to US$1,542.9 million and US$573.0 million, respectively. EBIT excluding asbestos adjustments increased by 14% to US$318.9 million compared to US$280.7 million for the prior year.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 8. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet (mmsf)” and “thousand square feet (msf)”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt/cash”); and Non-US GAAP financial measures (“EBIT and EBIT margin excluding asbestos adjustments”, “EBIT and EBIT margin excluding asbestos adjustments, impairment charge and SCI and other related expenses”, “Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments”, “Net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back”, “Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back”, “Operating profit before income taxes excluding asbestos adjustments”, “Income tax benefit/(expense) excluding tax benefit related to asbestos adjustments and tax provision write-back”, “Effective tax rate excluding asbestos adjustments, tax benefit related to asbestos adjustments and tax provision write-back”, and “EBITDA”). Unless otherwise stated, results and comparisons are of the current 4th quarter and current full year versus the 4th quarter and full year of the prior fiscal year.

Media Release: James Hardie — 4th Quarter and Full Year FY07	1

USA Fibre Cement net sales were down 11% for the quarter, as the new housing market continued to deteriorate and affect sales volumes. However, EBIT increased by 2% compared to the corresponding period last year. For the full year, net sales increased 4% and EBIT was up 6% compared to the prior year.
Asia Pacific Fibre Cement net sales were up 12% for the quarter despite weaker market conditions. EBIT for the fourth quarter decreased 5% to US$8.8 million due to reduced EBIT performance in the Australia and New Zealand Fibre Cement business, partially offset by improved EBIT performance in the Philippines Fibre Cement business and favourable currency movements. For the full year, net sales increased 4%, but EBIT was 6% lower compared to the prior year.
Diluted earnings per share for the quarter increased to US22.0 cents per share in the fourth quarter from a loss per share of US$1.41 in the same period last year. Diluted earnings per share for fiscal year 2007 increased to US32.5 cents per share from a loss per share of US$1.10 for fiscal year 2006.
Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, Special Commission of Inquiry (SCI) and other related expenses, make-whole payment and tax provision write-backs, increased by 3% from US11.7 cents to US12.0 cents for the quarter and increased by 8% from US45.7 cents to US49.3 cents for fiscal 2007.
4th Quarter and Full Year at a Glance

US$ Million	Q4 FY07	Q4 FY06	% Change	FY07	FY06	% Change
Net sales	$360.9	$389.8	(7)	$1,542.9	$1,488.5	4
Gross profit	133.8	139.5	(4)	573.0	550.8	4
SCI and other related expenses	(5.4)	(2.7)	(100)	(13.6)	(17.4)	22
EBIT excluding asbestos adjustments	70.5	53.0	33	318.9	280.7	14
Asbestos adjustments	(286.3)	(715.6)	60	(405.5)	(715.6)	43
EBIT	(215.8)	(662.6)	67	(86.6)	(434.9)	80
Net interest (expense) income	(4.2)	0.7	—	(6.5)	(0.2)	—
Income tax benefit (expense)	323.1	11.0	—	243.9	(71.6)	—
Net operating profit (loss)	103.1	(650.9)	—	151.7	(506.7)	—
The results include SCI and other related expenses of US$5.4 million for the quarter and US$13.6 million for the full year (US$5.0 million and US$12.6 million after tax, respectively), a tax provision write-back of US$3.0 million for the quarter and US$10.4 million for the full year and, for the full year only, a make-whole payment of US$6.0 million (US$5.6 million after tax) resulting from the prepayment of US$-denominated notes in May 2006.
Net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, the make-whole payment and the tax provision write-backs, increased 3% for the quarter to US$56.4 million and increased 8% to US$230.0 million for the full year, as shown in the following table:

Media Release: James Hardie — 4th Quarter and Full Year FY07	2

US$ Million	Q4 FY07	Q4 FY06	% Change	FY07	FY06	% Change
Net operating profit (loss)	$103.1	$(650.9)	—	$151.7	$(506.7)	—
Asbestos adjustments	286.3	715.6	60	405.5	715.6	43
Tax benefit related to asbestos adjustments	(335.0)	—	—	(335.0)	—	—

Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments	54.4	64.7	(16)	222.2	208.9	6
Impairment of roofing plant (net of tax)	—	8.0	—	—	8.0	—
SCI and other related expenses (net of tax)	5.0	2.5	(100)	12.6	16.5	24
Make-whole payment (net of tax)	—	—	—	5.6	—	—
Tax provision write-back	(3.0)	(20.7)	—	(10.4)	(20.7)	(50)

Net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back	$56.4	$54.5	3	$230.0	$212.7	8

Commentary
James Hardie’s Chief Executive Officer, Louis Gries said: “A strong bottom line operating performance in USA Fibre Cement, our largest business, helped cap off a very solid set of full year results amidst difficult and challenging market conditions.
“Compared with last year, both revenue and earnings, excluding asbestos adjustments, were stronger despite housing construction activity being considerably weaker in the US and, to a lesser extent, in Australia and New Zealand.
“We have seen some improvement in demand in our US business so far this first quarter, but the outlook for the US housing market continues to carry significant uncertainty,” said Mr Gries.
“The adjustments made to our US business in late 2006 and early 2007 have positioned us well for addressing the weaker market conditions. We are well placed to quickly ‘flex up’ should the market improve.
“The business is continuing to focus on growing demand for fibre cement, on taking market share from alternative materials and on cost management. The underlying fundamentals of the business remain strong.
“In February, shareholders voted overwhelmingly in favour of our voluntary asbestos compensation proposal and the company made its initial payment of A$184.3 million to the Asbestos Injuries Compensation Fund, which is now up and running,” Mr Gries said.
Dividend
The company today announced plans for a final dividend of US15 cents a share, an increase of US11 cents on last year’s final dividend. The dividend will be paid on 10 July 2007 to shareholders registered on 14 June 2007.
As a consequence, the full year dividend for FY07 will be US20 cents a share; an increase of US12 cents on last year’s full year dividend of US8 cents a share.

Media Release: James Hardie — 4th Quarter and Full Year FY07	3

It is anticipated that the company’s future dividend payout ratio will be between 50% and 75% (excluding asbestos adjustments), subject to financing requirements.
USA Fibre Cement
Fourth quarter net sales were down 11% compared to the same quarter last year, to US$289.9 million. Sales volume decreased 16% to 484.9 million square feet, and the average net sales price was 6% higher at US$598 per thousand square feet.
The US housing construction market continued to weaken, with the US Census Bureau reporting that new housing starts were down 25% and 30% respectively for the three months ended 31 December 2006 and 31 March 2007, compared to the corresponding quarters of last year.
The weaker housing market had a significant adverse effect on sales for the quarter, felt mainly in our exterior products category where demand was lower across nearly all regions. Compared to the same period last year, net sales were lower for all products in the exteriors category other than the premium-priced, differentiated products, XLD® trim and the ColorPlus® collection. Sales of our interior products were close to flat compared to the same period last year.
For the full year, net sales increased by 4% to US$1,262.3 million, driven by a 5% increase in the average net selling price to US$588 per thousand square feet, partially offset by a 2% decrease in sales volumes to 2,148.0 million square feet.
EBIT for the quarter was 2% higher at US$84.6 million, helped by the improved average sales price, cost efficiencies and a lower accrual for employee bonuses compared to the same quarter last year, and was 6% higher for the full year at US$362.4 million. The EBIT margin was 29.2% for the quarter and 28.7% for the full year, compared with 25.4% and 28.1%, respectively, for the prior year.
Australia and New Zealand Fibre Cement
Net sales increased 10% to US$56.4 million for the quarter, compared to US$51.1 million in the same period last year. Sales volumes were up by 6% but the average net sales price in Australian dollars was down 2%.
Both the new housing and renovation markets continued to weaken during the quarter, but sales volumes increased as a result of market share gains in the fibre cement segment in both Australia and New Zealand. These gains were achieved through initiatives designed to grow primary demand for fibre cement and increase sales of value-added, differentiated products. Selling prices for non-differentiated products continued to be subject to strong competition, leading to a lower average net sales price.
EBIT was 14% lower for the quarter at US$7.9 million due to increased manufacturing costs, including inefficiencies associated with the rebuild of inventory following the temporary closure of the Rosehill, NSW plant in December 2006 for asbestos-related reasons and SG&A costs, partially offset by increased sales volume. The EBIT margin was 14.0%.
For the full year, sales increased 2% to US$223.4 million, compared to US$218.1 million in the same period last year. EBIT was down 8% to US$35.7 million. The EBIT margin for the full year was 16.0% compared with 17.8% for the prior year.
Philippines Fibre Cement
Net sales increased for the quarter and full year compared to the same periods last year, as the business improved its market penetration in the new residential and commercial segments. The business recorded a small positive EBIT for the quarter and full year.

Media Release: James Hardie — 4th Quarter and Full Year FY07	4

USA Hardie Pipe
Net sales for the quarter decreased, but increased for the full year, compared to the same periods last year. The business is continuing to focus on growing sales in its core markets and improving profitability. A small negative EBIT for the quarter was recorded, but a small positive EBIT for the full year was achieved.
Europe Fibre Cement
Sales continued to grow steadily, albeit from a low base.
Asbestos Compensation Funding Arrangement
As of 31 March 2007, all conditions precedent to the Amended FFA were satisfied and the new compensation funding arrangement was operational.
Readers are referred to Note 12 of the company’s 31 March 2007 Financial Report for further information on the voluntary funding proposal, and for information on the SCI and other related matters.
Asbestos adjustments
The asbestos provision recorded at 31 March 2006 was made up of a number of components, chiefly the valuation provided by KPMG Actuaries. In line with the terms of the Amended FFA, the actuarial valuation has been updated following an actuarial assessment by KPMG Actuaries at 31 March 2007.
The asbestos adjustments to EBIT comprise the following components for the three months and full year ended 31 March:

	Q4	Q4
US$ Million	FY07	FY06	FY07	FY06
Effect of foreign exchange	(17.1)	—	(94.5)	—
Adjustments to net Amended FFA liability at 30 September 2006	—	—	(41.8)	—
Adjustments to net Amended FFA liability at 31 March 2007	70.3	—	70.3	—
Contributions to asbestos research and education	(4.5)	—	(4.5)	—
Impact of tax-effecting the net Amended FFA liability	(335.0)	—	(335.0)	—
Initial recording of provision at 31 March 2006	—	(715.6)	—	(715.6)

Asbestos adjustments to EBIT	(286.3)	(715.6)	(405.5)	(715.6)

ASIC Proceedings and Investigation
On 14 February 2007, the Australian Securities & Investments Commission (ASIC) advised the company that it had commenced civil proceedings against JHI NV, a former subsidiary and ten then-serving or former officers and directors of the James Hardie group. The civil proceedings concern alleged contraventions of certain provisions of the Corporations Law and/or the Corporations Act connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.
On 20 February 2007, the company announced that the three serving directors named in the ASIC proceedings had resigned from the Board and Board Committees.

Media Release: James Hardie — 4th Quarter and Full Year FY07	5

The company has considered the impact of the ASIC proceedings upon its current financial statements and believes that these proceedings will have no material impact. However, there remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the related costs to the company could become material. At this stage it is not possible to determine the amount of any such liability.
Readers are referred to Note 12 of the company’s 31 March 2007 Financial Report for further information on the ASIC Investigation.
Cash Flow
Operating cash flow for the full year fell from cash provided by operating activities of US$240.6 million to cash used in operating activities of US$67.1 million. The decrease was primarily due to the A$191.9 million (US$154.8 million) ATO deposit payment and the A$184.3 (US$148.7 million) initial funding payment made to the AICF. As a result, at 31 March 2007, the company had net debt of US$153.9 million compared to net cash of US$12.4 million at 31 March 2006.
Capital expenditures for the purchase of property, plant and equipment decreased from US$162.0 million to US$92.6 million for the full year.
Outlook
In North America, there is still considerable uncertainty over the outlook for new residential housing construction activity. Recently released housing data shows a continued deterioration in the new housing market, with April 2007 annualised housing starts at an estimated 1,528,000, up slightly (2.5%) from March 2007 but down 16.1% from April 2006. Building permits, an indicator of future activity, deteriorated in April and are running significantly below the pace of a year ago.
Despite the recent slight improvement in new housing starts, the supply of new homes for sale appears to still be greater than demand, and builder confidence levels remain low.
While interest rates continue to be relatively low, tightening of lending standards related to problems of the sub-prime mortgage sector is causing increased uncertainty over the short to medium-term outlook for credit availability and demand for new housing.
The National Association of Home Builders Chief Economist, David Seiders, made the following statement on 16 May 2007: “The pattern of building permits clearly shows that the dramatic downward correction in housing production is still underway. Home buyer demand has been sent into another down leg by the abrupt tightening of mortgage lending standards, and there is an increasingly heavy supply of vacant housing units on the market. Under these conditions, builders are cutting back on new construction and intensifying their efforts to bolster sales and limit cancellations”. The NAHB is now projecting that housing production will not begin improving until late this year, and that the early stages of the subsequent recovery will be quite sluggish.
James Hardie’s USA Fibre Cement business underwent some re-setting in late 2006, early 200,7 to address the weaker market conditions and remains well positioned to “flex-up” in response to higher- than- anticipated demand.
Sales volumes for the first quarter of fiscal 2008 are expected to be adversely affected by the weaker new housing market, but the business remains focussed on, and has strategies in place to grow, primary demand for fibre cement and take further market share from alternative materials including wood and vinyl siding. It is also continuing to focus on cost management.
The repair and remodelling market is anticipated to remain relatively stable in the short-term and further market share gains for our interior products category are expected.

Media Release: James Hardie — 4th Quarter and Full Year FY07	6

In the Australia and New Zealand Fibre Cement business, weak market conditions are forecast to continue, but further volume growth is expected from market initiatives aimed at driving primary demand for fibre cement. Prices for non-differentiated products are expected to remain under pressure due to price competition in Australia. Manufacturing and other cost efficiencies are targeted.
In the Philippines, healthy building and construction activity is expected to help domestic demand in the short-term. Competitive pricing pressure is continuing in both the Philippines domestic and export markets.
Changes to the net Amended FFA liability to reflect changes in foreign exchange rates or updates to the actuarial estimate may have a material impact on the company’s consolidated financial statements. Refer to note 12 of the company’s Financial Report as at 31 March 2007 for more information.
END
Media/Analyst Enquiries:
Steve Ashe
Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218

Media Release: James Hardie — 4th Quarter and Full Year FY07	7

This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, a Management Presentation, and a Financial Report.
These documents, along with an audiocast of the management presentation on 28 May 2007, are available from the Investor Relations section of James Hardie’s website at: www.jameshardie.com
The company lodged its annual filing with the SEC on 29 September 2006.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the company website or by contacting one of the company’s corporate offices — contact details are made available on the company’s website.
Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt/cash divided by net debt/cash plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt/cash divided by cash flow from operations.
Net debt/cash — short-term and long-term debt less cash and cash equivalents.

Media Release: James Hardie — 4th Quarter and Full Year FY07	8

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos adjustments — EBIT and EBIT margin excluding asbestos adjustments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Million	FY07	FY06	FY07	FY06
EBIT	$(215.8)	$(662.6)	$(86.6)	$(434.9)
Asbestos adjustments	286.3	715.6	405.5	715.6

EBIT excluding asbestos adjustments	70.5	53.0	318.9	280.7
Net Sales	$360.9	$389.8	$1,542.9	$1,488.5
EBIT margin excluding asbestos adjustments	19.5%	13.6%	20.7%	18.9%

EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses — EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT. James Hardie has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Million	FY07	FY06	FY07	FY06
EBIT	$(215.8)	$(662.6)	$(86.6)	$(434.9)
Asbestos adjustments	286.3	715.6	405.5	715.6
Impairment of roofing plant	—	13.4	—	13.4
SCI and other related expenses	5.4	2.7	13.6	17.4

EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses	$75.9	$69.1	$332.5	$311.5

Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments — Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Million	FY07	FY06	FY07	FY06
Net operating profit (loss)	$103.1	$(650.9)	$151.7	$(506.7)
Asbestos adjustments	286.3	715.6	405.5	715.6
Tax benefit related to asbestos adjustments	(335.0)	—	(335.0)	—

Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments	$54.4	$64.7	$222.2	$208.9

Media Release: James Hardie — 4th Quarter and Full Year FY07	9

Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back — Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Million	FY07	FY06	FY07	FY06
Net operating (loss) profit	$103.1	$(650.9)	$151.7	$(506.7)
Asbestos adjustments	286.3	715.6	405.5	715.6
Tax benefit related to asbestos adjustments	(335.0)	—	(335.0)	—
Impairment of roofing plant (net of tax)	—	8.0	—	8.0
SCI and other related expenses (net of tax)	5.0	2.5	12.6	16.5
Make-whole payment (net of tax)	—	—	5.6	—
Tax provision write-back	(3.0)	(20.7)	(10.4)	(20.7)

Net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back	$56.4	$54.5	$230.0	$212.7
Weighted average common shares outstanding - Diluted (millions)	469.0	467.0	466.4	465.0
Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back (US cents)	12.0	11.7	49.3	45.7

Effective tax rate excluding asbestos adjustments, tax benefit related to asbestos adjustments and tax provision write-back — Effective tax rate excluding asbestos adjustments, tax benefit related to asbestos adjustments and tax provision write-back is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Million	FY07	FY06	FY07	FY06
Operating (loss) profit before income taxes	$(220.0)	$(661.9)	$(93.1)	$(435.1)
Asbestos adjustments	286.3	715.6	405.5	715.6

Operating profit before income taxes excluding asbestos adjustments	$66.3	$53.7	$312.4	$280.5

Income tax benefit / (expense)	$323.1	$11.0	$243.9	$(71.6)
Tax benefit related to asbestos adjustments	(335.0)	—	(335.0)	—
Tax provision write-back	(3.0)	(20.7)	(10.4)	(20.7)

Income tax benefit / (expense) excluding tax benefit related to asbestos adjustments and tax provision write-back	$(14.9)	$(9.7)	$(101.5)	$(92.3)

Effective tax rate excluding asbestos adjustments, tax benefit related to asbestos adjustments and tax provision write-back	22.5%	18.1%	32.5%	32.9%

Media Release: James Hardie — 4th Quarter and Full Year FY07	10

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

Media Release: James Hardie — 4th Quarter and Full Year FY07	11

Disclaimer
This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on our financial statements of those payments;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release: James Hardie — 4th Quarter and Full Year FY07	12

28 May 2007
James Hardie Industries N.V.
Results for the 4th Quarter and Full Year Ended 31 March 2007
US GAAP — US$ Millions

	Three Months and Full Year Ended 31 March
			%			%
	Q4 FY07	Q4 FY06	Change	FY07	FY06	Change

Net Sales
USA Fibre Cement	$289.9	$325.6	(11)	$1,262.3	$1,218.4	4
Asia Pacific Fibre Cement	64.3	57.2	12	251.7	241.8	4
Other	6.7	7.0	(4)	28.9	28.3	2

Total Net Sales	$360.9	$389.8	(7)	$1,542.9	$1,488.5	4
Cost of goods sold	(227.1)	(250.3)	9	(969.9)	(937.7)	(3)

Gross profit	133.8	139.5	(4)	573.0	550.8	4
Selling, general & administrative expense	(52.3)	(63.4)	18	(214.6)	(209.8)	(2)
Research & development expense	(5.6)	(7.0)	20	(25.9)	(28.7)	10
Special Commission of Inquiry (SCI) & other related expenses	(5.4)	(2.7)	(100)	(13.6)	(17.4)	22
Impairment of roofing plant	—	(13.4)	—	—	(13.4)	—
Asbestos adjustments	(286.3)	(715.6)	60	(405.5)	(715.6)	43
Other operating expense	—	—	—	—	(0.8)	—

EBIT	(215.8)	(662.6)	67	(86.6)	(434.9)	80
Net interest (expense) income	(4.2)	0.7	—	(6.5)	(0.2)	—

Operating loss before income taxes	(220.0)	(661.9)	67	(93.1)	(435.1)	79
Income tax benefit (expense)	323.1	11.0	—	243.9	(71.6)	—

Operating profit (loss) before cumulative effect of change in accounting principle	103.1	(650.9)	—	150.8	(506.7)	—
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of US$0.4 million	—	—	—	0.9	—	—

Net operating profit (loss)	$103.1	$(650.9)	—	$151.7	$(506.7)	—

Earnings (loss) per share — diluted (US cents)	22.0	(140.7)	—	32.5	(109.7)	—
Volume (mmsf)
USA Fibre Cement	484.9	575.1	(16)	2,148.0	2,182.8	(2)
Asia Pacific Fibre Cement	98.2	90.3	9	390.8	368.3	6
Average net sales price per unit (per msf)
USA Fibre Cement	US$598	US$566	6	US$588	US$558	5
Asia Pacific Fibre Cement	A$833	A$859	(3)	A$842	A$872	(3)
In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 16. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet (mmsf)” and “thousand square feet (msf)”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt/cash”); and Non-US GAAP financial measures (“EBIT and EBIT margin excluding asbestos adjustments”, “EBIT and EBIT margin excluding asbestos adjustments, impairment charge and SCI and other related expenses”, “Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments”, “Net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back”, “Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back”, “Operating profit before income taxes excluding asbestos adjustments”, “Income tax benefit/(expense) excluding tax benefit related to asbestos adjustments and tax provision write-back”, “Effective tax rate excluding asbestos adjustments, tax benefit related to asbestos adjustments and tax provision write-back”, and “EBITDA”). Unless otherwise stated, results and comparisons are of the current 4th quarter and current full year versus the 4th quarter and full year of the prior fiscal year.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07

Total Net Sales
Total net sales for the quarter decreased 7% compared to the same quarter of the previous year, from US$389.8 million to US$360.9 million. For the full year, total net sales increased 4% from US$1,488.5 million to US$1,542.9 million.
Net sales from USA Fibre Cement for the quarter decreased 11% from US$325.6 million to US$289.9 million, due to decreased sales volume which was partially offset by an increased average net sales price. For the full year, net sales from USA Fibre Cement increased 4%, from US$1,218.4 million to US$1,262.3 million, due to a higher average net sales price partially offset by decreased sales volume.
Net sales from Asia Pacific Fibre Cement for the quarter increased by 12% from US$57.2 million to US$64.3 million and 4% for the full year from US$241.8 million to US$251.7 million, due to increased sales volumes and favourable currency exchange rate differences, partially offset by a decreased average net sales price.
Other net sales for the quarter decreased 4% from US$7.0 million to US$6.7 million due to a decrease in sales in the USA Hardie Pipe business, partially offset by improved sales performance in the Europe Fibre Cement business. For the full year, Other net sales increased by 2% from US$28.3 million to US$28.9 million due to improved sales performance in the USA Hardie Pipe business and the Europe Fibre Cement business partially offset by decreased sales resulting from the sale of the Chile fibre cement business in July 2005.
USA Fibre Cement
Quarter
Net sales decreased 11% from US$325.6 million in the fourth quarter of the prior fiscal year to US$289.9 million due to decreased sales volume, which was partially offset by an increased average net sales price.
Sales volume decreased 16% from 575.1 million square feet to 484.9 million square feet for the quarter, as base demand for the company’s products decreased due to a weaker residential housing construction market.
The average net sales price increased 6% from US$566 per thousand square feet to US$598 per thousand square feet due to price increases on certain products implemented during this fiscal year and an increased proportion of higher-priced, differentiated products in the sales mix.
Full year
Net sales increased 4% from US$1,218.4 million to US$1,262.3 million due to a higher average net sales price, partially offset by decreased sales volume.
Sales volume decreased 2% from 2,182.8 million square feet to 2,148.0 million square feet due mainly to a decrease in base demand for the company’s products during the second half of the fiscal year as a result of weaker residential housing construction activity, partially offset by growth in primary demand during the first half of the fiscal year.
The average net sales price increased 5% compared to the same period last year, from US$558 per thousand square feet to US$588 per thousand square feet. The increase was due primarily to price increases on certain products implemented during this fiscal year and an increased proportion of higher-priced, differentiated products in the sales mix.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	2

Discussion
The new housing construction market continued to weaken, with the US Census Bureau reporting that new housing starts were down 25% and 30% respectively for the three months ended 31 December 2006 and 31 March 2007, compared to the same periods last year.
Despite interest rates remaining relatively low, deepening problems in the sub-prime mortgage market kept builder and consumer confidence at weak levels.
According to Brian Catalde, President of the National Association of Home Builders (NAHB), “Builders, overall, have been systematically cutting back on new building activity for more than a year now. This slowdown is enabling them to reduce their inventory and better position themselves for the balance of the year, especially when faced with uncertainties over the impacts of the sub-prime-related tightening of mortgage lending standards on home sales”. Despite this, supply of new residential housing remains greater than demand and industry inventory levels at the end of the quarter continued to be above optimal levels at around 7 to 8 months supply, as reported by the NAHB.
Demand in our exterior products category for the quarter was affected significantly by weaker housing construction activity. The decrease in net sales was due mainly to softer demand in our exterior products category, which spanned all regions except the mid-Atlantic region. Net sales were lower for all products in the exteriors category other than the higher-priced, differentiated products, XLD® trim and the ColorPlus® collection.
With all ColorPlus® lines now complete and operational, including those in our plants in Reno, Nevada and Pulaski, Virginia, the business has commenced launching the ColorPlus® collection of products into both the Western and Southern divisions.
Repair and remodelling activity was relatively steady during the quarter and sales in our interior products category were flat compared to the same period last year. Continued acceptance of Hardibacker 500® as a wet area wall solution helped grow sales for that product during the quarter, almost off-setting weaker sales of our 1/4” Hardibacker® product in a number of our larger markets.
The net sales growth for the full year largely reflects further market penetration against alternative materials, mainly wood and vinyl, across the Northern, Southern and Western Divisions and in the exterior and interior product categories, and an increase in the average net sales price.
Asia Pacific Fibre Cement
Net sales for the quarter increased 12% from US$57.2 million to US$64.3 million. Net sales increased 5% in Australian dollars largely due to a 9% increase in sales volume, partially offset by a 3% decrease in the average Australian dollar net sales price.
Net sales for the full year increased 4% from US$241.8 million to US$251.7 million. Net sales increased 2% in Australian dollars, due to a 6% increase in sales volume from 368.3 million square feet to 390.8 million square feet, partially offset by a 3% decrease in the average Australian dollar net sales price.
Australia and New Zealand Fibre Cement
Quarter
Net sales for the quarter increased 10% from US$51.1 million to US$56.4 million. Net sales increased 4% in Australian dollars due to a 6% increase in sales volume, partially offset by a 2% decrease in the average Australian dollar net sales price.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	3

Full year
Net sales for the full year increased 2% from US$218.1 million to US$223.4 million. In Australian dollars, net sales increased 1% due to a 5% increase in sales volume, offset by a 4% decrease in the average Australian dollar net sales price.
Discussion
In the Australia and New Zealand business, both the new housing and renovation markets continued to weaken during the quarter, but sales volumes increased 6% due to market share gains in the fibre cement segment in both Australia and New Zealand. These gains were achieved through market initiatives designed to grow primary demand for fibre cement and increase sales of value-added, differentiated products. There was strong sales growth in the recently-launched Scyon™ range of premium products and in Linea™ weatherboards. Selling prices for non-differentiated products continue to be subject to strong competitive pressures, leading to a lower average net sales price for the quarter.
For the full year, sales volume was also higher in a softer market compared to the same period last year, due to market initiatives designed to grow primary demand for fibre cement and increase sales of value-added, differentiated products. The average net sales price was also lower for the full year due to competitive pressures.
Philippines Fibre Cement
Net sales for the quarter increased compared to the same quarter last year due to increased sales volumes and a slight increase in the average net sales price. For the full year, net sales increased due to increased sales volumes, partially offset by a slight decrease in the average Philippine peso net sales price. The increase in sales volume for the quarter and fiscal year was due to stronger domestic building and construction activity and increased export demand.
Other
USA Hardie Pipe
Net sales for the quarter decreased compared to the same quarter last year due to lower sales volumes as a result of weaker residential housing activity in Florida, partly offset by an increase in the average net sales price. For the full year, net sales increased due to improved sales volumes and a higher average net sales price. The business continued to focus on building sales volume in core markets and expanding into other strategic markets.
Europe Fibre Cement
Sales continued to grow steadily, albeit from a low base.
Gross Profit
Quarter
Gross profit decreased 4% from US$139.5 million to US$133.8 million. The gross profit margin increased slightly from 35.8% to 37.1%.
USA Fibre Cement gross profit decreased 6% compared to the same quarter last year due to lower sales volumes and higher unit costs, partially offset by a higher average net sales price and lower freight costs. The gross profit margin increased 2.1 percentage points.
Asia Pacific Fibre Cement gross profit increased 6% compared to the same period last year due to favourable currency movements. In Australian dollars, gross profit remained flat due to the improved performance of the Philippines business being offset by reduced profitability of the Australia and New Zealand Fibre Cement business. The gross profit margin decreased 1.4 percentage points.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	4

Full year
Gross profit increased 4% from US$550.8 million to US$573.0 million. The gross profit margin increased 0.1 percentage points to 37.1%.
USA Fibre Cement gross profit increased 5% compared to the same period last year due mainly to increased net sales and, to a lesser extent, lower freight costs. The gross profit margin increased 0.5 percentage points.
Asia Pacific Fibre Cement gross profit decreased 3% primarily due to reduced profitability in the Australian Fibre Cement business. The decrease was due mainly to a lower average net sales price, increased freight and raw material costs in Australia, costs associated with the start-up of the manufacture of new products, and inefficiencies associated with the rebuild of inventory at the Rosehill, New South Wales plant associated with the plant’s temporary closure in December 2006 for asbestos-related reasons. In Australian dollars, gross profit decreased 5%. The gross profit margin decreased 2.2 percentage points.
Selling, General and Administrative (SG&A) Expense
SG&A expense decreased 18% for the quarter, from US$63.4 million to US$52.3 million, primarily due to reduced sales and marketing spending in the USA Fibre Cement business and a decrease in the accrual for employee bonuses compared to the same period last year. As a percentage of sales, SG&A expense decreased 1.8 percentage points from 16.3% to 14.5%.
For the full year, SG&A expense increased 2% from US$209.8 million to US$214.6 million, primarily due to an increase in spending in the USA Fibre Cement business reflecting expenditures on business initiatives including a build-up of organisational infrastructure to drive growth strategies. As a percentage of sales, SG&A expense decreased 0.2 of a percentage point to 13.9%.
Research and Development Expense
Research and development expense includes costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 20% lower for the quarter at US$5.6 million and 10% lower for the full year at US$25.9 million.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 41% lower at US$2.6 million for the quarter and 21% lower at US$12.9 million for the full year.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	5

SCI and Other Related Expenses
In February 2004, the Government of New South Wales (NSW) in Australia established a Special Commission of Inquiry (SCI) to investigate, among other matters, the circumstances in which the Medical Research and Compensation Foundation was established in early 2001. Shortly after release of the SCI report on 21 September 2004, the company commenced negotiations with the NSW Government, the Australian Council of Trade Unions (ACTU), UnionsNSW and a representative of asbestos claimants in relation to its offer to the SCI on 14 July 2004 to provide funds voluntarily for proven Australia-based asbestos-related injury and death claims against certain former James Hardie Australian subsidiary companies. On 21 December 2004, James Hardie entered into a Heads of Agreement with the above parties to establish and fund a Special Purpose Fund (the Asbestos Injuries Compensation Foundation or AICF) to provide funding for these claims on a long-term basis. On 1 December 2005, James Hardie, a wholly owned subsidiary of James Hardie (the “Performing Subsidiary”) and the NSW Government signed the Final Funding Agreement (Original FFA). An amended version of that agreement (Amended FFA) was executed on 21 November 2006 and approved by the company’s shareholders on 7 February 2007.
Costs incurred during the quarter associated with the SCI and other related expenses totalled US$5.4 million, bringing the total for the full year to US$13.6 million, compared with US$17.4 million incurred in the prior fiscal year.
Readers are referred to Note 12 of the company’s 31 March 2007 Financial Report for further information on the SCI and other related expenses.
ASIC Proceedings and Investigation
On 14 February 2007, the Australian Securities & Investments Commission (ASIC) advised the company that it had commenced civil proceedings against JHI NV, a former subsidiary and 10 then-serving or former officers and directors of the James Hardie group. The civil proceedings concern alleged contraventions of certain provisions of the Corporations Law and/or the Corporations Act connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.
On 20 February 2007, the company announced that the three serving directors named in the ASIC proceedings had resigned from the Board and Board Committees.
The company has considered the impact of the ASIC proceedings upon its current financial statements and believes that these proceedings will have no material impact. However, there remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the related costs to the company could become material. However, at this stage it is not possible to determine the amount of any such liability.
Readers are referred to Note 12 of the company’s 31 March 2007 Financial Report for further information on the ASIC Investigation.
Asbestos Compensation Funding Arrangement
Following receipt of security holders’ approval at the company’s Extraordinary General Meeting held on 7 February 2007, all conditions precedent to the Amended FFA were satisfied. In accordance with the Amended FFA, James Hardie made an initial contribution of A$184.3 million (US$148.7 million) to the AICF on 9 February 2007. The new asbestos compensation funding arrangement is now operational. The AICF had net assets of A$182.1 million at 31 March 2007.
Readers are referred to “SCI and Other Related Expenses” above and Note 12 of the company’s 31 March 2007 Financial Report for further information on the voluntary funding proposal, and for information on the SCI and related matters.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	6

Asbestos Adjustments to EBIT
The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended FFA that was signed with the NSW Government on 21 November 2006 and approved by the company’s security holders on 7 February 2007. The adjustments include the ”grossing-up” effect of recognising the anticipated tax benefit and other liabilities and assets arising from the asbestos related payments.
The asbestos adjustments comprise the following components for the three months and full year ended 31 March:

	Q4	Q4
US$ Million	FY07	FY06	FY07	FY06

Adjustments to the net Amended FFA liability at 30 September 2006	—	—	(41.8)	—

Adjustments to the net Amended FFA liability at 31 March 2007	70.3	—	70.3	—

Impact of tax-effecting the net Amended FFA liability	(335.0)	—	(335.0)	—

Effect of foreign exchange	(17.1)	—	(94.5)	—

Contributions to asbestos research and education	(4.5)	—	(4.5)	—

Initial recording of provision at 31 March 2006	—	(715.6)	—	(715.6)

Asbestos adjustments to EBIT	(286.3)	(715.6)	(405.5)	(715.6)

Adjustments to the Net Amended FFA liability
The discounted central estimate as calculated by KPMG Actuaries Pty Ltd (KPMG Actuaries) is the main component of the net Amended FFA liability. In addition to the discounted central estimates there are US GAAP adjustments that are required to be made as the standards of US GAAP differ from actuarial standards. KPMG Actuaries Pty Ltd issued two additional reports during fiscal year 2007 (at 30 September 2006 and at 31 March 2007) adjusting the discounted central estimate and other amounts related to the net Amended FFA liability. The following table illustrates the impact on the net Amended FFA liability of the updated KPMG Actuaries’ valuations:
September 2006 Valuation:

	30 September	31 March	Increase /
(in A$ millions, except where indicated)	2006	2006	(decrease)

Discounted Central Estimate	A$1,554.8	A$1,517.0	A$37.8

US GAAP Adjustments
Discounting and inflation allowance	(112.6)	(113.2)	0.6

Uninflated and undiscounted central estimate	1,442.2	1,403.8	38.4

Provision for claims handling costs of AICF	67.7	67.7	—
Other US GAAP adjustments	31.5	28.7	2.8
Net (assets) liabilities of AICF excluding funding payments	(33.0)	(71.6)	38.6

Total net Amended FFA liability pre-tax	1,508.4	1,428.6	79.8

Total net Amended FFA liability post-tax	A$1,055.9	A$1,000.0	A$55.9

Exchange rate — A$ to US$- 30 September 2006			1.3365

Increase (decrease) in the net Amended FFA liability (US$)			US$41.8

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	7

March 2007 Valuation:

	31 March	30 September	Increase /
(in A$ millions, except where indicated)	2007	2006	(decrease)

Discounted Central Estimate	A$1,355.1	A$1,554.8	A$(199.7)

US GAAP Adjustments

Discounting and inflation allowance	(82.1)	(112.6)	30.5

Uninflated and undiscounted central estimate	1,273.0	1,442.2	(169.2)

Provision for claims handling costs of AICF	69.2	67.7	1.5
Other US GAAP adjustments	39.6	31.5	8.1
Net (assets) liabilities of AICF excluding funding payments	2.2	(33.0)	35.2

Total net Amended FFA liability pre-tax	1,384.0	1,508.4	(124.4)

Total net Amended FFA liability post-tax	A$968.8	A$1,055.9	A$(87.1)

Exchange rate — A$ to US$- 31 March 2007			1.2395

Increase (decrease) in the net Amended FFA liability (US$)			US$(70.3)
The uninflated and undiscounted central estimate and the provision for claims handling costs of the AICF are recorded on the balance sheet under the caption asbestos liability. The other US GAAP adjustments, net assets (liabilities) of the AICF, and the tax effect of the net Amended FFA liability are recorded within other captions on the balance sheet; readers are referred to the section Net Amended FFA Liability below for further details.
Impact of Tax Effecting the Net Amended FFA Liability
Prior to the final approval of the Amended FFA by James Hardie shareholders on 7 February 2007, the net Amended FFA liability had been recorded in the accounts of James Hardie net of the anticipated tax effect on the company of its payments to the AICF. Following approval by shareholders, a deferred tax asset of US$335.0 million has been recorded to reflect the anticipated tax deductions commensurate with the projected payments under the Amended FFA.
Effect of Foreign Exchange
The components of the net Amended FFA liability are denominated in Australian dollars and thus the reported value of the net Amended FFA liability in the company’s consolidated balance sheets in US dollars is subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies has caused an increase in the net Amended FFA liability of US$17.1 million and US$94.5 million for the three months and full year ended 31 March 2007, respectively.
Contributions to Asbestos Research and Education
Following the adoption of the Amended FFA, a provision of US$4.5 million was recorded for amounts James Hardie will pay for asbestos medical research funding and an asbestos education campaign over the next ten years based on the provisions of the Amended FFA.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	8

Net Amended FFA Liability
The net Amended FFA liability is presented in the consolidated balance sheet within the following captions at 31 March 2007:

US$ Millions

Insurance receivables — current	$9.4

— non-current	165.1

Workers’ compensation receivable — current	2.7

— non-current	76.5

Workers’ compensation liability — current	(2.7)

— non-current	(76.5)

Asbestos liability — current	(63.5)

— non-current	(1,225.8)

Deferred tax asset — current	7.8

— non-current	318.2

Income taxes payable (reduction to income tax payable)	9.0

Other net liabilities	(6.3)

Net Amended FFA liability at 31 March 2007	$(786.1)

EBIT
EBIT increased from a loss of US$662.6 million for the same quarter last year to a loss of US$215.8 million for the current quarter. EBIT for the quarter includes asbestos adjustments of US$286.3 million and SCI and other related expenses of US$5.4 million, as shown in the table below.
For the full year, EBIT increased from a loss of US$434.9 million to a loss of US$86.6 million. EBIT for the fiscal 2007 includes asbestos adjustments of US$405.5 million and SCI and other related expenses of US$13.6 million as shown in the table below.
EBIT — US$ millions

	Three Months and Full Year Ended 31 March
	Q4 FY07	Q4 FY06	% Change	FY07	FY06	% Change

USA Fibre Cement	$84.6	$82.7	2	$362.4	$342.6	6
Asia Pacific Fibre Cement	8.8	9.3	(5)	39.4	41.7	(6)
Research & Development	(3.5)	(3.9)	10	(17.1)	(15.7)	(9)
Other	(2.7)	(3.8)	29	(9.3)	(13.1)	29
Impairment charge for roofing plant	—	(13.4)	—	—	(13.4)	—
General Corporate	(16.7)	(17.9)	7	(56.5)	(61.4)	8
Asbestos adjustments	(286.3)	(715.6)	60	(405.5)	(715.6)	43

EBIT	(215.8)	(662.6)	67	(86.6)	(434.9)	80
Excluding:
Impairment charge for roofing plant	—	13.4	—	—	13.4	—
Asbestos adjustments	286.3	715.6	(60)	405.5	715.6	(43)
SCI and other related expenses	5.4	2.7	100	13.6	17.4	22

EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses	$75.9	$69.1	10	$332.5	$311.5	7
Net sales	$360.9	$389.8	(7)	$1,542.9	$1,488.5	4
EBIT margin excluding asbestos adjustments, impairment charge and SCI and other related expenses	21.0%	17.7%		21.6%	20.9%

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	9

USA Fibre Cement EBIT
USA Fibre Cement EBIT for the quarter increased 2% from US$82.7 million to US$84.6 million, primarily due to decreased SG&A spending and lower freight costs, partially offset by the decrease in net sales. For the full year, EBIT increased 6% from US$342.6 million to US$362.4 million. The increase was due primarily to increased net sales and lower unit freight costs, partially offset by higher SG&A expenses. The USA Fibre Cement EBIT margin was 3.8 percentage points higher at 29.2% for the quarter and 0.6 of a percentage point higher at 28.7% for the full year.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter decreased 5% from US$9.3 million to US$8.8 million, due to reduced EBIT performance in the Australia and New Zealand Fibre Cement business, partially offset by improved EBIT performance in the Philippines Fibre Cement business and favourable currency movements. In Australian dollars, EBIT for the quarter decreased 11%. For the full year, EBIT decreased 6% from US$41.7 million to US$39.4 million, due to reduced EBIT performance in the Australia and New Zealand Fibre Cement business, partially offset by improved EBIT performance in the Philippines Fibre Cement business. In Australian dollars, EBIT for the full year decreased 7%. The EBIT margin decreased 2.6 percentage points to 13.7% for the quarter and decreased 1.5 percentage points to 15.7% for the full year.
Australia and New Zealand Fibre Cement EBIT for the quarter decreased 14% from US$9.2 million to US$7.9 million. In Australian dollars, EBIT decreased 21% due to higher SG&A spending, increased manufacturing costs and a lower average net sales price partially offset by increased sales volumes. The EBIT margin decreased 4.1 percentage points to 14.0% for the quarter.
For the full year, EBIT for the Australia and New Zealand Fibre Cement business decreased 8% from US$38.9 million to US$35.7 million. In Australian dollars, EBIT decreased 10% due to increased manufacturing costs, including costs associated with the temporary closure of the Rosehill plant in late 2006 and a lower average net sales price, partially offset by an increase in sales volume and decreased SG&A spending. The EBIT margin decreased 1.8 percentage points to 16.0% for the full year.
The Philippines Fibre Cement business recorded an increase in EBIT for the quarter and the full year due to increases in volume and improved operating efficiencies, partially offset by increased SG&A costs.
Other EBIT
The USA Hardie Pipe business recorded a small negative EBIT for the quarter and a small positive EBIT for the full year compared to small EBIT losses in the same periods last year.
The Europe Fibre cement business incurred an EBIT loss for the quarter and the full year as it continued to build sales.
Following a review of the results of its roofing product trials in California, the company closed its roofing pilot plant in April 2006. During fiscal 2007, this business incurred closure costs of US$1.2 million.
General Corporate Costs
General corporate costs for the quarter decreased by US$1.2 million from US$17.9 million to US$16.7 million. The decrease was primarily due to a decrease of US$4.1 million in earnings-related employee bonuses, partially offset by an increase in SCI and other related expenses of US$2.7 million.
For the full year, general corporate costs decreased by US$4.9 million from US$61.4 to US$56.5 million. The reduction was primarily caused by a decrease of US$6.5 million in earnings-related bonuses and a decrease of US$3.8 million in SCI and other related expenses, partially offset by an increase of US$1.0 million in defined benefit pension costs and an increase of US$4.5 million in other corporate costs.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	10

Net Interest (Expense) Income
Net interest expense for the quarter increased US$4.9 million from net interest income of US$0.7 million to net interest expense of US$4.2 million. For the full year, net interest expense increased from US$0.2 million to US$6.5 million. The increase in net interest expense was due to the higher average level of net debt outstanding compared to the same periods in the prior year.
Income Tax Benefit (Expense)
Income tax benefit for the quarter increased US$312.1 million from US$11.0 million to US$323.1 million primarily due to the US$335.0 million tax benefit related to asbestos adjustments. In the prior year, the income tax benefit was a result of the release of a tax provision of US$20.7 million. Excluding the tax benefit related to asbestos adjustments and the tax provision write-back of US$3.0 million, income tax expense for the quarter was US$14.9 million. The company’s effective tax rate on earnings excluding asbestos adjustments, tax benefit related to asbestos adjustments and tax provision write-back was 22.5%.
The income tax benefit for the full year increased US$315.5 million from an income tax expense of US$71.6 million in fiscal year 2006 to an income tax benefit of US$243.9 million in fiscal year 2007. The increase is due primarily to the US$335.0 million tax benefit related to asbestos adjustments and the tax provision write-back of US$10.4 million, partially offset by the increase in taxable income for the full year and a change in the geographical mix of earnings. The company’s effective tax rate on earnings excluding asbestos adjustments, tax benefit related to asbestos adjustments and the write-back of a tax provision was 32.5%.
Disputed Amended Australian Income Tax Assessment
As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the Australian Taxation Office (ATO) in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges by the ATO, the total was changed to A$368.0 million, comprising A$172.0 million of primary tax after allowable credits, A$43.0 million of penalties (representing 25% of primary tax) and A$153.0 million of general interest charges.
RCI is appealing the amended assessment. On 5 July 2006, pursuant to the agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the company made a payment of A$189.0 million (US$152.5 million). The company also agreed to guarantee the payment of the remaining 50% of the amended assessment should its appeal not be successful and to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued general interest charges of A$2.9 million (US$2.3 million) was paid on 16 October 2006. However, the company has not recorded any liability at 31 March 2007 for the remainder of the amended assessment because, at this time, the company believes RCI’s view of its tax position will be upheld on appeal; therefore no such liability is probable in accordance with US accounting standards.
The company has treated all payments in relation to the disputed assessment as a deposit in the condensed consolidated financial statements and the company currently intends to treat any future payments as a deposit pending resolution of this matter.
Readers are referred to Note 14 of the 31 March 2007 Financial Report for further information on the ATO amended assessment.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	11

Net Operating Profit (Loss)
Net operating profit (loss) for the quarter increased from a net operating loss of US$650.9 million in the final quarter of fiscal 2006 to a net operating profit of US$103.1 million in the fourth quarter of fiscal 2007. Net operating profit for the current period includes asbestos adjustments of US$286.3 million, a tax benefit related to asbestos adjustments of US$335.0 million, SCI and other related expenses of US$5.4 million (US$5.0 million after tax), and a tax provision write-back of US$3.0 million. In the comparable period last year, net operating loss included an impairment charge of US$13.4 million (US$8.0 million after tax) relating to the closure of the roofing plant, SCI and other related expenses of US$2.7 million (US$2.5 million after tax) and a write-back of tax provision of US$20.7 million. For the quarter, net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses and tax provision write-back increased 3% from US$54.5 million to US$56.4 million as shown in the table below.
For the full year, net operating profit (loss) decreased from a net operating loss of US$506.7 million in fiscal year 2006 to a net operating profit of US$151.7 million in fiscal year 2007 and includes asbestos adjustments for the full year of US$405.5 million and a tax benefit related to asbestos adjustments of US$335.0 million. Also included in net operating profit for fiscal year 2007 are SCI and other related expenses of US$13.6 million (US$12.6 million after tax), the make-whole payment on the prepayment of US$ notes of US$6.0 million (US$5.6 million after tax) and a tax provision write-back of US$10.4 million. In the comparable period last year, net operating loss included an impairment charge of US$13.4 million (US$8.0 million after tax) relating to the closure of the roofing plant, SCI and other related expenses of US$17.4 million (US$16.5 million after tax) and a write-back of tax provision of US$20.7 million. For the full year, net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, the make-whole payment and the tax provision write-back increased 8% to US$230.0 million as shown in the table below.
Net Operating (Loss) Profit — US$ millions

	Three Months and Full year Ended 31 March
			%			%
	Q4 FY07	Q4 FY06	Change	FY07	FY06	Change

Net operating profit (loss)	$103.1	$(650.9)	—	$151.7	$(506.7)	—

Excluding:
Impairment charge for roofing plant (net of tax)	—	8.0	—	—	8.0	—
Asbestos adjustments	286.3	715.6	60	405.5	715.6	43
Tax benefit related to asbestos adjustments	(335.0)	—	—	(335.0)	—	—
SCI and other related expenses (net of tax)	5.0	2.5	—	12.6	16.5	24
Make-whole payment (net of tax)	—	—	—	5.6	—	—
Tax provision write-back	(3.0)	(20.7)	—	(10.4)	(20.7)	(50)

Net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back	$56.4	$54.5	3	$230.0	$212.7	8
The company has included the above financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations excluding asbestos-related adjustments, the tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, the make-whole payment and the tax provision write-back.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	12

Liquidity and Capital Resources
The company has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity. The company believes that it can meet its present working capital requirements for at least the next 12 months based on its current capital resources. Any cash commitments arising from the Amended FFA will be met either from cash generated by operating activities or, should this prove insufficient, from borrowings under existing credit facilities.
The company had cash and cash equivalents of US$34.1 million as of 31 March 2007. At that date it also had credit facilities totalling US$355.0 million, of which US$188.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 March 2007
Description	Effective Interest Rate	Total Facility	Principal Drawn

(US$ millions)

US$364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2007	5.82%	$110.0	$83.0

US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	5.98%	$245.0	$105.0

Total		$355.0	$188.0

At 31 March 2007, the company had net debt of US$153.9 million, compared with net cash of US$12.4 million at 31 March 2006.
At 31 March 2007, the company had US$ 364-day facilities in the amount of US$110.0 million, which expire in December 2007 and term facilities in the amount of US$245.0 million, which expire in June 2010. At 31 March 2007, there was US$188.0 million drawn under the combined facilities and US$167.0 million was available, but unutilised.
Pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the company made a payment of A$189.0 million (US$152.5 million) along with the provision of a guarantee from JHI NV in favour of the ATO for the unpaid balance of the assessment. The company has also agreed to pay general interest charges accruing on the unpaid balance of the assessment in arrears on a quarterly basis. Even if the company is ultimately successful in its appeal and the cash deposit is refunded, this procedural requirement to post a cash deposit materially and adversely affects the company’s financial position and liquidity in the intervening period. See “Disputed Amended Australian Income Tax Assessment” above for further information on the ATO amended assessment.
If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, reduce or eliminate dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements. The company believes it will have sufficient funds to meet its planned working capital and other cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	13

Cash Flow
Operating cash flow for the full year fell from cash provided by operating activities of US$240.6 million to cash used in operating activities of US$67.1 million. The decrease was primarily due to the A$191.9 million (US$154.8 million) ATO deposit payment and the A$184.3 (US$148.7) initial funding payment made to the AICF. As a result, at 31 March 2007, the company had net debt of US$153.9 million compared to net cash of US$12.4 million at 31 March 2006.
Capital expenditures for the purchase of property, plant and equipment decreased from US$162.0 million to US$92.6 million for the full year.
Asbestos Compensation Funding Arrangement
In late 2006, the Board of JHI NV approved amendments to the Original FFA to provide long-term funding for proven Australian-based asbestos-related personal injury claims that result from exposure to products made by former James Hardie Australian subsidiaries. Representatives of the company and the NSW Government signed the Amended FFA on 21 November 2006.
The Amended FFA was consistent in all material respects with the terms of the Heads of Agreement signed on 21 December 2004. It is a legally binding agreement and sets out the basis on which James Hardie will provide funding to the AICF. The arrangements include:
•	the establishment of the AICF to provide compensation to Australian asbestos-related personal injury claimants with proven claims against the Former James Hardie Companies;

•	initial funding of approximately A$184.3 million provided by the Performing Subsidiary to the AICF, calculated on the basis of an actuarial report prepared by KPMG Actuaries as of 30 September 2006. That report provided an estimate of the discounted net present value of all present and future Australian asbestos-related personal injury claims against the Former James Hardie Companies of A$1.55 billion (US$1.25 billion);

•	subject to the cap described below, an annual contribution in advance to top up the funds in the AICF to equal the actuarially calculated estimate of expected Australian asbestos-related personal injury claims against the Former James Hardie Companies for the following three years, to be revised annually (so as to create a rolling cash “buffer” in the AICF);

•	a cap on the annual payments made by the Performing Subsidiary to the AICF, initially set at 35% of the company’s free cash flow (defined as cash from operations in accordance with US GAAP in force at the date of the Original FFA) for the immediately preceding financial year, with provisions for the percentage to decline over time depending upon the company’s financial performance (and therefore the contributions already made to the AICF) and the claims outlook;

•	an initial term to 31 March 2045, at the end of which time the parties may either agree upon a final payment to be made by the company in satisfaction of any further funding obligations, or have the term automatically extended for further periods of 10 years until such agreement is reached or the relevant asbestos-related liabilities cease to arise;

•	the entry by the parties and/or others into agreements ancillary to or connected with the Amended FFA (the “Related Agreements”);

•	no cap on individual payments to asbestos claimants;

•	the Performing Subsidiary’s payment obligations are guaranteed by JHI NV;

•	the AICF’s claims to the funding payments required under the Amended FFA will be subordinated to the claims of the company’s lenders;

•	the compensation arrangements will extend to members of the Baryulgil community for asbestos-related claims arising from the activities of a former subsidiary of ABN 60; and

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	14

•	JHI NV will, for 10 years, provide an annual sum of A$500,000 for the purpose of medical research into the prevention, treatment and cure of asbestos disease and contribute an annual sum of A$75,000 towards an education campaign for the benefit of the Australian public on the dangers of asbestos.
In the fourth quarter of fiscal year 2007, all conditions precedent, including the following, were satisfied:
•	receipt of an independent expert’s report confirming that the funding proposal is in the best interests of the company and its enterprise as a whole;

•	approval of the company’s lenders and confirmation satisfactory to the company’s Board of Directors, acting reasonably, that the contributions to be made by JHI NV and the Performing Subsidiary under the Amended FFA will be tax deductible;

•	confirmation as to the expected tax consequences arising to the AICF and others from implementing the arrangements;

•	approval by the company’s security holders at an extraordinary general meeting held on 7 February 2007; and

•	initial funding payment of A$184.3 million (US$148.7 million) to the AICF on 9 February 2007.
The Amended FFA is now in operation. The AICF has net assets at 31 March 2007 of A$182.1 million.
Readers are referred to “SCI and Other Related Expenses” above and Note 12 of the company’s 31 March 2007 Financial Report for further information on the voluntary funding proposal, and for information on the SCI and related matters.
END
Media/Analyst Enquiries:

Steve Ashe
Vice President Investor Relations
Telephone:	61 2 8274 5246
Mobile:	61 0408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation and a Financial Report.
These documents, along with a webcast of the presentation on 28 May 2007, are available from the Investor Relations area of the James Hardie website at www.jameshardie.com
The company lodged its annual filing for the year ended 31 March 2006 with the SEC on 29 September 2006.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	15

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt/cash divided by net debt/cash plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt/cash divided by cash flow from operations.
Net debt/cash — short-term and long-term debt less cash and cash equivalents.

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07	16

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos adjustments — EBIT and EBIT margin excluding asbestos adjustments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Million	FY07	FY06	FY07	FY06
EBIT	$(215.8)	$(662.6)	$(86.6)	$(434.9)
Asbestos adjustments	286.3	715.6	405.5	715.6

EBIT excluding asbestos adjustments	70.5	53.0	318.9	280.7
Net Sales	$360.9	$389.8	$1,542.9	$1,488.5
EBIT margin excluding asbestos adjustments	19.5%	13.6%	20.7%	18.9%

EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses — EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT. James Hardie has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Million	FY07	FY06	FY07	FY06
EBIT	$(215.8)	$(662.6)	$(86.6)	$(434.9)
Asbestos adjustments	286.3	715.6	405.5	715.6
Impairment of roofing plant	—	13.4	—	13.4
SCI and other related expenses	5.4	2.7	13.6	17.4

EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses	$75.9	$69.1	$332.5	$311.5

Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments — Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Million	FY07	FY06	FY07	FY06
Net operating profit (loss)	$103.1	$(650.9)	$151.7	$(506.7)
Asbestos adjustments	286.3	715.6	405.5	715.6
Tax benefit related to asbestos adjustments	(335.0)	—	(335.0)	—

Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments	$54.4	$64.7	$222.2	$208.9

Management’s Analysis of Results: James Hardie — 4th Quarter and Full Year FY07

Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back — Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Million	FY07	FY06	FY07	FY06
Net operating (loss) profit	$103.1	$(650.9)	$151.7	$(506.7)
Asbestos adjustments	286.3	715.6	405.5	715.6
Tax benefit related to asbestos adjustments	(335.0)	—	(335.0)	—
Impairment of roofing plant (net of tax)	—	8.0	—	8.0
SCI and other related expenses (net of tax)	5.0	2.5	12.6	16.5
Make-whole payment (net of tax)	—	—	5.6	—
Tax provision write-back	(3.0)	(20.7)	(10.4)	(20.7)

Net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back	$56.4	$54.5	$230.0	$212.7
Weighted average common shares outstanding
- Diluted (millions)	469.0	467.0	466.4	465.0
Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back (US cents)	12.0	11.7	49.3	45.7

Effective tax rate excluding asbestos adjustments, tax benefit related to asbestos adjustments and tax provision write-back — Effective tax rate excluding asbestos adjustments, tax benefit related to asbestos adjustments and tax provision write-back is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Million	FY07	FY06	FY07	FY06
Operating (loss) profit before income taxes	$(220.0)	$(661.9)	$(93.1)	$(435.1)
Asbestos adjustments	286.3	715.6	405.5	715.6

Operating profit before income taxes excluding asbestos adjustments	$66.3	$53.7	$312.4	$280.5

Income tax benefit / (expense)	323.1	11.0	243.9	(71.6)
Tax benefit related to asbestos adjustments	(335.0)	—	(335.0)	—
Tax provision write-back	(3.0)	(20.7)	(10.4)	(20.7)

Income tax benefit / (expense) excluding tax benefit related to asbestos adjustments and tax provision write-back	$(14.9)	$(9.7)	$(101.5)	$(92.3)

Effective tax rate excluding asbestos adjustments, tax benefit related to asbestos adjustments and tax provision write-back	22.5%	18.1%	32.5%	32.9%

Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY07

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY07

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net Amended FFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 12 of the 31 March 2007 Financial Report, the net Amended FFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financials statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI NV’s financial statements and related notes contained in the 31 March 2007 Financial Report.

Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY07

James Hardie Industries N.V.
Consolidated Balance Sheet
31 March 2007
(Unaudited)

	Total Fibre
	Cement
	Operations
	- excluding
	Asbestos	Asbestos
US$ Million	Compensation	Compensation	As Reported

ASSETS
Current assets:
Cash and cash equivalents	$34.1	$—	$34.1
Restricted cash and cash equivalents	5.0	146.9	151.9
Accounts and notes receivable, net of allowance for doubtful accounts of $1.5m	162.9	0.5	163.4
Inventories	147.6	—	147.6
Prepaid expenses and other current assets	32.3	0.1	32.4
Insurance receivables	—	9.4	9.4
Workers’ compensation	—	2.7	2.7
Deferred income taxes	27.3	7.8	35.1

Total current assets	409.2	167.4	576.6
Property, plant and equipment, net	827.3	0.4	827.7
Insurance receivables	—	165.1	165.1
Workers’ compensation	—	76.5	76.5
Deferred income taxes	6.9	318.2	325.1
Deposit with Australian Taxation Office	154.8	—	154.8
Other assets	2.3	—	2.3

Total assets	$1,400.5	$727.6	$2,128.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$100.0	$0.8	$100.8
Short-term debt	39.3	43.7	83.0
Accrued payroll and employee benefits	41.9	0.1	42.0
Accrued product warranties	5.7	—	5.7
Income taxes payable	19.6	(9.0)	10.6
Asbestos liability	—	63.5	63.5
Workers’ compensation	—	2.7	2.7
Other liabilities	9.3	—	9.3

Total current liabilities	215.8	101.8	317.6
Long-term debt	—	105.0	105.0
Deferred income taxes	93.8	—	93.8
Accrued product warranties	9.5	—	9.5
Asbestos liability	—	1,225.8	1,225.8
Workers’ compensation	—	76.5	76.5
Other liabilities	36.6	4.6	41.2

Total liabilities	355.7	1,513.7	1,869.4
Commitments and contingencies

Shareholders’ equity
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 467,295,391 shares issued and outstanding	251.8	—	251.8
Additional paid-in capital	180.2	—	180.2
Retained earnings (Accumulated deficit)	607.4	(786.1)	(178.7)
Accumulated other comprehensive income	5.4	—	5.4

Total shareholders’ equity	1,044.8	(786.1)	258.7

Total liabilities and shareholders’ equity	$1,400.5	$727.6	$2,128.1

Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY07

James Hardie Industries N.V.
Consolidated Statement of Operations
For the full year ended 31 March 2007
(Unaudited)

	Total Fibre
	Cement
	Operations
	- excluding
	Asbestos	Asbestos
US$ Million	Compensation	Compensation	As Reported

Net Sales
USA Fibre Cement	$1,262.3	$—	$1,262.3
Asia Pacific Fibre Cement	251.7	—	251.7
Other	28.9	—	28.9

Total Net Sales	1,542.9	—	1,542.9
Cost of goods sold	(969.9)	—	(969.9)

Gross profit	573.0	—	573.0
Selling, general and administrative expenses	(214.6)	—	(214.6)
Research and development expenses	(25.9)	—	(25.9)
SCI and other related expenses	(13.6)	—	(13.6)
Asbestos adjustments	—	(405.5)	(405.5)

EBIT	318.9	(405.5)	(86.6)
Net interest expense	(6.5)	—	(6.5)

Operating profit (loss) before income taxes	312.4	(405.5)	(93.1)
Income tax (expense) benefit	(91.1)	335.0	243.9

Operating Profit (loss) Before Cumulative Effect of Change in Accounting Principle	221.3	(70.5)	150.8
Cumulative effect of change in accounting principle for stock-based compensation (net of $0.4 million tax)	0.9	—	0.9

Net Operating Profit (loss)	$222.2	$(70.5)	$151.7

Volume (mmsf)
USA Fibre Cement	2,148.0	—	2,148.0
Asia Pacific Fibre Cement	390.8	—	390.8

Average net sales price per unit (per msf)
USA Fibre Cement	US$ 588	—	US$ 588
Asia Pacific Fibre Cement	US$ 842	—	US$ 842

Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY07

James Hardie Industries N.V.
Consolidated Statement of Cash Flows
For the full year ended 31 March 2007
(Unaudited)

	Total Fibre
	Cement
	Operations
	- excluding
	Asbestos	Asbestos
US $ Million	Compensation	Compensation	As Reported

Cash Flows From Operating Activities
Net income (loss)	$222.2	$(70.5)	$151.7
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortisation	50.7	—	50.7
Deferred income taxes	15.6	(326.0)	(310.4)
Prepaid pension cost	(0.4)	—	(0.4)
Stock-based compensation	4.5	—	4.5
Asbestos adjustments	—	405.5	405.5
Effect of cumulative change in accounting principle	(0.9)	—	(0.9)
Deposit with Australian Taxation Office	(154.8)	—	(154.8)
Other	1.3	—	1.3
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(5.0)	(146.9)	(151.9)
Accounts and notes receivable	(4.8)	—	(4.8)
Inventories	(19.5)	—	(19.5)
Prepaid expenses and other current assets	(0.1)	—	(0.1)
Accounts payable and accrued liabilities	(18.4)	—	(18.4)
Other accrued liabilities and other liabilities	(8.8)	(10.8)	(19.6)

Net cash provided by (used in) operating activities	$81.6	$(148.7)	$(67.1)

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(92.6)	—	(92.6)

Net cash used in investing activities	$(92.6)	$—	$(92.6)

Cash Flows From Financing Activities
Repayments of short-term borrowings	(98.0)	—	(98.0)
Proceeds from long-term borrowings	105.0	—	105.0
Repayments of long-term borrowings	(121.7)	—	(121.7)
Initial funding of AICF	(148.7)	148.7	—
Proceeds from issuance of shares	18.5	—	18.5
Tax benefit from stock options exercised	1.8	—	1.8
Dividends paid	(42.1)	—	(42.1)
Collections of loans receivable	0.1	—	0.1

Net cash provided by (used in) financing activities	$(285.1)	$148.7	$(136.4)

Effects of exchange rate changes on cash	15.1	—	15.1

Net decrease in cash and cash equivalents	(281.0)	—	(281.0)
Cash and cash equivalents at beginning of period	315.1	—	315.1

Cash and cash equivalents at end of period	$34.1	$—	$34.1

Components of Cash and Cash Equivalents
Cash at bank and on hand	$26.1	—	$26.1
Short-term deposits	8.0	—	8.0

Cash and cash equivalents at end of period	$34.1	$—	$34.1

Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY07

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on our financial statements of those payments;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie Industries N.V.
and Subsidiaries
Consolidated Financial Statements
As of 31 March 2007 and 2006

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
James Hardie Industries N.V. and Subsidiaries
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows, and changes in shareholders’ equity present fairly, in all material respects, the financial position of James Hardie Industries N.V. and Subsidiaries at 31 March 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation and defined benefit pension plans.
Los Angeles, California
27 May 2007

Item 1. Financial Statements
James Hardie Industries N.V. and Subsidiaries
Consolidated Balance Sheets

		(Millions of		(Millions of
		US dollars)		Australian dollars)
		31 March	31 March	31 March	31 March
	Notes	2007	2006	2007	2006
				(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	3	$34.1	$315.1	A$42.3	A$440.4
Restricted cash and cash equivalents	4	151.9	—	188.3	—
Accounts and notes receivable, net of allowance for doubtful accounts of $1.5 million (A$1.9 million) and $1.3 million (A$1.8 million) as of 31 March 2007 and 31 March 2006, respectively	5	163.4	153.2	202.5	214.1
Inventories	6	147.6	124.0	183.0	173.3
Prepaid expenses and other current assets		32.4	33.8	40.2	47.2
Insurance receivable — Asbestos	12	9.4	—	11.7	—
Workers’ compensation — Asbestos	12	2.7	—	3.3	—
Deferred income taxes	13	27.3	30.7	33.8	42.9
Deferred income taxes — Asbestos	12	7.8	—	9.7	—

Total current assets		576.6	656.8	714.8	917.9
Property, plant and equipment, net	7	827.7	775.6	1,025.9	1,083.9
Insurance receivable — Asbestos	12	165.1	—	204.6	—
Workers’ compensation — Asbestos	12	76.5	—	94.8	—
Deferred income taxes	13	6.9	4.8	8.6	6.7
Deferred income taxes — Asbestos	12	318.2	—	394.4	—
Deposit with Australian Taxation Office	14	154.8	—	191.9	—
Other assets		2.3	8.2	2.9	11.5

Total assets		$2,128.1	$1,445.4	A$2,637.9	A$2,020.0

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	8	$100.8	$117.8	A$124.9	A$164.6
Short-term debt	9	83.0	181.0	102.9	252.9
Current portion of long-term debt	9	—	121.7	—	170.1
Accrued payroll and employee benefits		42.0	46.3	52.1	64.7
Accrued product warranties	11	5.7	11.4	7.1	15.9
Income taxes payable	13	10.6	24.5	13.1	34.2
Asbestos liability	12	63.5	—	78.7	—
Workers’ compensation — Asbestos	12	2.7	—	3.3	—
Other liabilities		9.3	3.3	11.5	4.6

Total current liabilities		317.6	506.0	393.6	707.0
Long-term debt	9	105.0	—	130.1	—
Deferred income taxes	13	93.8	79.8	116.3	111.5
Accrued product warranties	11	9.5	4.1	11.8	5.7
Asbestos liability	12	1,225.8	715.6	1,519.4	1,000.0
Workers’ compensation — Asbestos	12	76.5	—	94.8	—
Other liabilities	10	41.2	45.0	51.1	62.9

Total liabilities		1,869.4	1,350.5	A$2,317.1	A$1,887.1

Commitments and contingencies (Note 12)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 467,295,391 shares issued and outstanding at 31 March 2007 and 463,306,511 shares issued and outstanding at 31 March 2006	15	251.8	253.2
Additional paid-in capital	15	180.2	158.4
Accumulated deficit		(178.7)	(288.3)
Accumulated other comprehensive income (loss)	19	5.4	(28.4)

Total shareholders’ equity		258.7	94.9

Total liabilities and shareholders’ equity		$2,128.1	$1,445.4

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Operations

		Years Ended 31 March
(Millions of US dollars, except per share data)	Notes	2007	2006	2005

Net sales	18	$1,542.9	$1,488.5	$1,210.4
Cost of goods sold		(969.9)	(937.7)	(784.0)

Gross profit		573.0	550.8	426.4

Selling, general and administrative expenses		(214.6)	(209.8)	(174.5)
Research and development expenses		(25.9)	(28.7)	(21.6)
SCI and other related expenses	12	(13.6)	(17.4)	(28.1)
Impairment of roofing plant		—	(13.4)	—
Asbestos adjustments	12	(405.5)	(715.6)	—
Other operating expense		—	(0.8)	(6.0)

Operating (loss) income		(86.6)	(434.9)	196.2
Interest expense		(12.0)	(7.2)	(7.3)
Interest income		5.5	7.0	2.2
Other expense		—	—	(1.3)

(Loss) income from continuing operations before income taxes	18	(93.1)	(435.1)	189.8
Income tax benefit (expense)	13	243.9	(71.6)	(61.9)

Income (loss) from continuing operations		150.8	(506.7)	127.9

Discontinued operations:
Loss from discontinued operations, net of income tax benefit of nil, nil and $0.2 million, respectively	15	—	—	(0.3)
Loss on disposal of discontinued operations		—	—	(0.7)

Loss from discontinued operations		—	—	(1.0)

Income (loss) before cumulative effect of change in accounting principle		150.8	(506.7)	126.9
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of $0.4 million, nil and nil, respectively		0.9	—	—

Net income (loss)		$151.7	$(506.7)	$126.9

Net income (loss) per share — basic		$0.33	$(1.10)	$0.28

Net income (loss) per share — diluted		$0.33	$(1.10)	$0.28

Weighted average common shares outstanding (Millions):
Basic	2	464.6	461.7	458.9
Diluted	2	466.4	461.7	461.0
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Operations
(A$ Unaudited)

	Years Ended 31 March
(Millions of Australian dollars, except per share data)	2007	2006	2005

Net sales	A$2,016.0	A$1,977.5	A$1,636.3
Cost of goods sold	(1,267.3)	(1,245.7)	(1,059.9)

Gross profit	748.7	731.8	576.4

Selling, general and administrative expenses	(280.4)	(278.7)	(235.9)
Research and development expenses	(33.8)	(38.1)	(29.2)
SCI and other related expenses	(17.8)	(23.1)	(38.0)
Impairment of roofing plant	—	(17.8)	—
Asbestos adjustments	(529.8)	(1,000.0)	—
Other operating expense	—	(1.1)	(8.1)

Operating (loss) income	(113.1)	(627.0)	265.2
Interest expense	(15.7)	(9.6)	(9.9)
Interest income	7.2	9.3	3.0
Other expense	—	—	(1.8)

(Loss) income from continuing operations before income taxes	(121.6)	(627.3)	256.5
Income tax benefit (expense)	318.7	(95.1)	(83.7)

Income (loss) from continuing operations	197.1	(722.4)	172.8

Discontinued operations:
Loss from discontinued operations, net of income tax benefit of nil, nil and A$0.3 million, respectively	—	—	(0.4)
Loss on disposal of discontinued operations	—	—	(0.9)

Loss from discontinued operations	—	—	(1.3)

Income (loss) before cumulative effect of change in accounting principle	197.1	(722.4)	171.5
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of A$0.5 million, nil and nil, respectively	1.2	—	—

Net income (loss)	A$198.3	A$(722.4)	A$171.5

Net income (loss) per share — basic	A$0.43	A$(1.56)	A$0.38
Net income (loss) per share — diluted	A$0.43	A$(1.56)	A$0.37
Weighted average common shares outstanding (Millions):
Basic	464.6	461.7	458.9
Diluted	466.4	461.7	461.0
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2007	2006	2005

Cash Flows From Operating Activities
Net income (loss)	$151.7	$(506.7)	$126.9
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Loss on sale of land and buildings	—	—	0.7
Loss on disposal of subsidiaries and businesses	—	—	2.1
Depreciation and amortisation	50.7	45.3	36.3
Deferred income taxes	(310.4)	4.3	11.1
Prepaid pension cost	(0.4)	2.9	7.6
Tax benefit from stock options exercised	—	2.2	0.4
Stock-based compensation	4.5	5.9	3.0
Asbestos adjustments	405.5	715.6	—
Impairment of roofing plant	—	13.4	—
Cumulative effect of change in accounting principle	(0.9)	—	—
Deposit with Australian Taxation Office	(154.8)	—	—
Other	1.3	1.7	—
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(151.9)	—	—
Accounts and notes receivable	(4.8)	(24.0)	(3.7)
Inventories	(19.5)	(26.6)	4.3
Prepaid expenses and other current assets	(0.1)	(24.8)	32.6
Accounts payable and accrued liabilities	(18.4)	24.4	15.0
Other accrued liabilities and other liabilities	(19.6)	7.0	(16.5)

Net cash (used in) provided by operating activities	(67.1)	240.6	219.8

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(92.6)	(162.0)	(153.2)
Proceeds from sale of property, plant and equipment	—	—	3.4
Proceeds from disposal of subsidiaries and businesses, net of cash divested	—	8.0	—

Net cash used in investing activities	(92.6)	(154.0)	(149.8)

Cash Flows From Financing Activities
Net proceeds from line of credit	—	—	0.5
Proceeds from short-term borrowings	—	181.0	—
Repayments of short-term borrowings	(98.0)	—	—
Proceeds from long-term borrowings	105.0	—	—
Repayments of long-term borrowings	(121.7)	(37.6)	(17.6)
Proceeds from issuance of shares	18.5	18.7	2.6
Tax benefit from stock options exercised	1.8	—	—
Dividends paid	(42.1)	(45.9)	(13.7)
Collections on loans receivable	0.1	0.3	0.6

Net cash (used in) provided by financing activities	(136.4)	116.5	(27.6)

Effects of exchange rate changes on cash	15.1	(1.5)	(1.2)

Net (decrease) increase in cash and cash equivalents	(281.0)	201.6	41.2
Cash and cash equivalents at beginning of period	315.1	113.5	72.3

Cash and cash equivalents at end of period	$34.1	$315.1	$113.5

Components of Cash and Cash Equivalents
Cash at bank and on hand	$26.1	$24.9	$28.6
Short-term deposits	8.0	290.2	84.9

Cash and cash equivalents at end of period	$34.1	$315.1	$113.5

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$3.9	$3.5	$10.7
Cash paid during the year for income taxes, net	$80.8	$93.4	$15.7
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Cash Flows
(A$ Unaudited)

	Years Ended 31 March
(Millions of Australian dollars)	2007	2006	2005

Cash Flows From Operating Activities
Net income (loss)	A$198.3	A$(722.4)	A$171.5
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Loss on sale of land and buildings	—	—	0.9
Loss on disposal of subsidiaries and businesses	—	—	2.8
Depreciation and amortisation	66.2	60.2	49.1
Deferred income taxes	(405.6)	5.7	15.0
Prepaid pension cost	(0.5)	3.9	10.3
Tax benefit from stock options exercised	—	2.9	0.5
Stock-based compensation	5.9	7.8	4.1
Asbestos adjustments	529.8	1,000.0	—
Impairment of roofing plant	—	17.8	—
Cumulative effect of change in accounting principle	(1.2)	—	—
Deposit with Australian Taxation Office	(202.3)	—	—
Other	1.7	2.3	—
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(198.5)	—	—
Accounts and notes receivable	(6.3)	(31.9)	(5.0)
Inventories	(25.5)	(35.3)	5.8
Prepaid expenses and other current assets	(0.1)	(32.9)	44.1
Accounts payable and accrued liabilities	(24.0)	32.4	20.3
Other accrued liabilities and other liabilities	(25.6)	9.3	(22.3)

Net cash (used in) provided by operating activities	(87.7)	319.8	297.1

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(121.0)	(215.2)	(207.1)
Proceeds from sale of property, plant and equipment	—	—	4.6
Proceeds from disposal of subsidiaries and businesses, net of cash divested	—	10.6	—

Net cash used in investing activities	(121.0)	(204.6)	(202.5)

Cash Flows From Financing Activities
Net proceeds from line of credit	—	—	0.7
Proceeds from short-term borrowings	—	240.5	—
Repayments of short-term borrowings	(128.0)	—	—
Proceeds from long-term borrowings	137.2	—	—
Repayments of long-term borrowings	(159.0)	(50.0)	(23.8)
Proceeds from issuance of shares	24.2	24.8	3.5
Tax benefit from stock options exercised	2.4	—	—
Dividends paid	(55.0)	(61.0)	(18.5)
Collections on loans receivable	0.1	0.3	0.8

Net cash (used in) provided by financing activities	(178.1)	154.6	(37.3)

Effects of exchange rate changes on cash	(11.3)	23.7	(5.5)

Net (decrease) increase in cash and cash equivalents	(398.1)	293.5	51.8
Cash and cash equivalents at beginning of period	440.4	146.9	95.1

Cash and cash equivalents at end of period	A$42.3	A$440.4	A$146.9

Components of Cash and Cash Equivalents
Cash at bank and on hand	A$32.4	A$34.8	A$37.0
Short-term deposits	9.9	405.6	111.7

Cash and cash equivalents at end of period	A$42.3	A$440.4	A$146.9

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	A$4.8	A$4.9	A$14.5
Cash paid during the year for income taxes, net	A$100.2	A$130.5	A$21.1
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(Millions of US dollars)

				Accumulated
		Additional	Accumulated	Other
	Common	Paid-in	Earnings	Comprehensive
	Stock	Capital	(Deficit)	(Loss) Income	Total
Balances as of 31 March 2004	$245.2	$132.7	$151.1	$(24.3)	$504.7
Comprehensive income:
Net income	—	—	126.9	—	126.9
Other comprehensive income (loss):
Amortisation of unrealised transition loss on derivative instruments	—	—	—	1.1	1.1
Foreign currency translation loss	—	—	—	(0.9)	(0.9)

Other comprehensive income	—	—	—	0.2	0.2

Total comprehensive income					127.1
Dividends paid	—	—	(13.7)	—	(13.7)
Stock-based compensation	—	3.0	—	—	3.0
Tax benefit from stock options exercised	—	0.4	—	—	0.4
Employee loans repaid	—	0.6	—	—	0.6
Stock options exercised	0.6	2.0	—	—	2.6

Balances as of 31 March 2005	245.8	138.7	264.3	(24.1)	624.7

Comprehensive loss:
Net loss	—	—	(506.7)	—	(506.7)
Other comprehensive income (loss):
Amortisation of unrealised transition loss on derivative instruments	—	—	—	0.5	0.5
Foreign currency translation loss	—	—	—	(4.8)	(4.8)

Other comprehensive loss	—	—	—	(4.3)	(4.3)

Total comprehensive loss					(511.0)
Dividends paid	—	—	(45.9)	—	(45.9)
Stock-based compensation	—	5.9	—	—	5.9
Tax benefit from stock options exercised	—	2.2	—	—	2.2
Employee loans repaid	—	0.3	—	—	0.3
Stock options exercised	7.4	11.3	—	—	18.7

Balances as of 31 March 2006	253.2	158.4	(288.3)	(28.4)	94.9

Comprehensive income:
Net income	—	—	151.7	—	151.7
Unrecognised pension losses				(2.7)	(2.7)
Foreign currency translation gain	—	—	—	36.5	36.5

Other comprehensive income	—	—	—	33.8	33.8

Total comprehensive income					185.5
Dividends paid	—	—	(42.1)	—	(42.1)
Stock-based compensation	—	4.5	—	—	4.5
Tax benefit from stock options exercised	—	1.8	—	—	1.8
Employee loans repaid	—	0.1	—	—	0.1
Stock options exercised	3.1	15.4	—	—	18.5
Other	(4.5)	—	—	—	(4.5)

Balances as of 31 March 2007	$251.8	$180.2	$(178.7)	$5.4	$258.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

1.	Background and Basis of Presentation

Nature of Operations
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines and Europe.

Background
On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Previously deconsolidated entities have been consolidated at 31 March 2007 as part of the accounting for the asbestos liability. Upon approval of the restated and Amended Final Funding Agreement on 7 February 2007 (the “Amended FFA”), the Asbestos Injuries Compensation Fund (the “AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI NV. See Note 2 and Note 12 for additional information.

Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries and special interest entities, collectively referred to as either the “Company” or “James Hardie” and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company’s shareholder base is Australian. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows:

	31 March
(US$1 = A$)	2007	2006	2005

Assets and liabilities	1.2395	1.3975	1.2946
Income statement	1.3066	1.3285	1.3519
Cash flows — beginning cash	1.3975	1.2946	1.3156
Cash flows — ending cash	1.2395	1.3975	1.2946
Cash flows — current period movements	1.3066	1.3285	1.3519

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

The Asbestos liability on the A$ unaudited consolidated statements of operations and A$ unaudited consolidated statements of cash flows is translated using the assets and liabilities rate at 31 March 2007 and 31 March 2006.

2.	Summary of Significant Accounting Policies

Accounting Principles
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency. All subsidiaries and special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications Certain prior year balances have been reclassified to conform with the current year presentation. The reclassifications do not materially impact shareholders’ equity.

Foreign Currency Translation
All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Restricted Cash and Cash Equivalents Restricted cash includes amounts on deposits with insurance companies and cash on deposit for purposes of meeting claims from asbestos claimants.

Accounts Receivable
The Company reviews trade receivables and estimates of the allowance for doubtful accounts each period. The allowance is determined by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

Inventories
Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory balances are written down, if necessary.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software and software development	3 to 7
Office furniture and equipment	3 to 10
The costs of additions and improvements are capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset’s estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of operations.

Impairment of Long-Lived Assets
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Environmental
Environmental remediation expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.

Revenue Recognition
The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

Cost of Goods Sold
Cost of goods sold is primarily comprised of cost of materials, labour and manufacturing. Cost of goods sold also includes the cost of inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and shipping and handling costs.

Shipping and Handling
Shipping and handling costs are charged to cost of goods sold as incurred. Recovery of these costs is incorporated in the Company’s sales price per unit and is therefore classified as part of net sales.

Selling, General and Administrative
Selling, general and administrative expenses primarily include costs related to advertising, marketing, selling, information technology and other general corporate functions. Selling, general and administrative expenses also include certain transportation and logistics expenses associated with the Company’s distribution network. Transportation and logistic costs were US$2.1 million, US$2.5 million and US$1.2 million for the years ended 31 March 2007, 2006 and 2005, respectively.

Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$17.0 million, US$19.1 million and US$15.7 million during the years ended 31 March 2007, 2006 and 2005, respectively.

Research and Development Research and development costs are charged to expense when incurred.

Accrued Product Warranties An accrual for estimated future warranty costs is recorded based on an analysis by the Company, including the historical relationship of warranty costs to sales.

Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised.

Financial Instruments
To meet the reporting requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

recognised in income when the transactions being hedged are completed. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Stock-Based Compensation
The Company implemented the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” using the retroactive restatement method provided by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123.” When SFAS No. 123 was adopted, the retroactive restatement method required the restatement of prior periods’ reported net income to give effect to the fair value based method of accounting for awards granted, modified or settled in years beginning after 15 December 1994. In adopting this standard, the Company employed the modified prospective transition method.

SFAS No. 123R, “Share-Based Payments” requires that a company estimate forfeitures of stock options at the date of grant rather than allowing a company to account for forfeitures as they occur. At the time the Company adopted SFAS No. 123, it decided to account for forfeitures as they occurred, primarily due to the limited historical data to accurately estimate a forfeiture rate at the date of grant.

The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$5.8 million, US$5.9 million and US$3.0 million for the years ended 31 March 2007, 2006 and 2005, respectively. This excludes the forfeiture adjustment of US$1.3 million (US$0.9 million net of tax expense) recorded upon adoption of the standard as of 1 April 2006, which is separately disclosed as “Cumulative effect of change in accounting principle for stock-based compensation.” The tax benefit related to the forfeiture adjustment was US$0.4 million for the year ended 31 March 2007.

The Company analysed forfeiture rates on all of the 2001 Stock Option Plan grants for which vesting was complete resulting in an estimated weighted average forfeiture rate of 30.7%. Based on this calculated rate, a cumulative adjustment to stock-based compensation expense of US$1.3 million was recorded for the year ended 31 March 2007, upon adoption of SFAS No. 123R. The adjustment is presented on the consolidated statements of operations as a cumulative effect of change in accounting principle (net of income tax).

The portion of the cumulative adjustment that relates to USA-based employees caused a reduction in the deferred tax asset previously recorded. The amount of the cumulative adjustment related to USA-based employees was US$1.0 million. Therefore, the related USA income tax adjustment was US$0.4 million which was recorded to income tax expense.

Employee Retirement Benefit Plans
The Company implemented the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” The statement requires an employer to (a) recognise the funded status of a benefit plan in its statement of financial position, (b) recognise as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognised as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions,” or SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions,” (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year end statement of financial position, and (d) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transitional asset or obligation. Adopting this standard resulted in the recognition of a loss of US$2.7 million net of a tax benefit of US$1.2 million which has been treated as other comprehensive income.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

The Company sponsors both defined benefit and defined contribution retirement plans for its employees. Employer contributions to the defined contribution plans are recognised as periodic pension expense in the period that the employees’ salaries or wages are earned. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortisation of unrecognised prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortisation of any unrecognised net transition asset. If the amount of the Company’s total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognises the difference either as a prepaid or accrued pension cost.

Dividends Dividends are recorded as a liability on the date the Board of Directors formally declares the dividend.

Earnings Per Share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income (loss) per share are as follows:

	Years Ended 31 March
(Millions of shares)	2007	2006	2005

Basic common shares outstanding	464.6	461.7	458.9
Dilutive effect of stock options	1.8	—	2.1

Diluted common shares outstanding	466.4	461.7	461.0

(US dollars)	2007	2006	2005

Net income (loss) per share — basic	$0.33	$(1.10)	$0.28
Net income (loss) per share — diluted	$0.33	$(1.10)	$0.28
Potential common shares of 7.7 million, 6.6 million and 8.2 million for the years ended 31 March 2007, 2006 and 2005, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive. Due to the net loss for the year ended 31 March 2006, the assumed net exercise of stock options was excluded, as the effect would have been anti-dilutive.

Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) includes foreign currency translation and previously unrecognised pension costs, and is presented as a separate component of shareholders’ equity.

Accounting for Asbestos-related Liabilities
Prior to 31 March 2007, the Company’s consolidated financial statements included an asbestos provision relating to its anticipated future payments to a Special Purpose Fund (“SPF”) based on the terms of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005.

In February 2007, the Amended FFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian-related personal injury claims against certain former James Hardie companies (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 000 009 263 Pty Ltd (“ABN 60”) (the “Former James Hardie Companies”).

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

After the Amended FFA was approved, shares in Amaca and Amaba were transferred from the Medical Research and Compensation Foundation to the AICF. In addition, shares in ABN 60 were transferred from the ABN 60 Foundation to the AICF.

Although the Company has no legal ownership in the AICF, it has contractual and pecuniary interests in the AICF as a result of funding arrangements outlined in the Amended FFA. The Amended FFA results in James Hardie 117 Pty Ltd (formerly LGTDD Pty Ltd) (the “Performing Subsidiary”) having a contractual liability to pay the initial funding and ongoing annual payments to the AICF. These payments to the AICF will result in the Company having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on us will vary based upon the annual actuarial assessments obtained by the Company with respect to asbestos related claims..

Due to the Company’s variable interest in the AICF, it consolidates the AICF in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, “Consolidation of Variable Interest Entities.”

Following rulings received from the Australian Taxation Office, the Performing Subsidiary will be able to claim a taxable deduction for its contributions to the AICF. Consequently, a deferred tax asset has been recorded equivalent to the anticipated tax benefit over the life of the Amended FFA.

The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries Pty Ltd (“KPMG Actuaries”). The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability also includes an allowance for the future operating costs of the AICF.

An updated actuarial assessment will be performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended.

Quantifying Financial Statement Misstatements
In September 2006, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin (“SAB”) No. 108, “Quantifying Financial Statements Misstatements,” in order to address the observed diversity in quantification practices with respect to annual financial statements. For a number of years, the SEC staff has expressed concern over the diversity of practice surrounding how public companies (and their auditors) quantify financial statement misstatements.

Under SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors based on the effects of the error on each of the company’s financial statements and the related financial statement disclosures. The Company has adopted the provisions of SAB No. 108 as of 31 March 2007 and the adoption did not have an impact on the consolidated financial statements.

Recent Accounting Pronouncements
Uncertain Tax Positions
In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with SFAS No. 109. Unlike SFAS No. 109, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will adopt the provisions of FIN 48 effective 1 April 2007.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

The Company is continuing to evaluate the impact of adopting FIN 48 on its financial statements; however, at this stage, it is not possible to determine whether that impact will be material. The cumulative effect of applying the new standard will be reflected as an adjustment to retained earnings in the period of adoption. The Company expects that the requirements of FIN 48 may add volatility to its effective tax rate, and therefore its income tax expense, in future periods.

3.	Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.

Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2007	2006

Cash at bank and on hand	$26.1	$24.9
Short-term deposits	8.0	290.2

Total cash and cash equivalents	$34.1	$315.1

Short-term deposits are placed at floating interest rates varying between 4.85% to 5.25% and 4.60% to 4.85% as of 31 March 2007 and 2006, respectively.

4.	Restricted Cash and Cash Equivalents

Included in restricted cash is US$5.0 million related to an insurance policy as of 31 March 2007 and US$146.9 million held by the AICF for compensation of asbestos claimants.

5.	Accounts and Notes Receivable

Accounts and notes receivable consist of the following components:

	31 March
(Millions of US dollars)	2007	2006

Trade receivables	$152.4	$146.5
Other receivables and advances	12.5	8.0
Allowance for doubtful accounts	(1.5)	(1.3)

Total accounts and notes receivable	$163.4	$153.2

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2007	2006

Balance at beginning of period	$1.3	$1.5
Charged to expense	0.5	0.3
Costs and deductions	(0.3)	(0.5)

Balance at end of period	$1.5	$1.3

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

6.	Inventories

Inventories consist of the following components:

	31 March
(Millions of US dollars)	2007	2006

Finished goods	$101.5	$84.1
Work-in-process	12.3	9.2
Raw materials and supplies	37.8	33.0
Provision for obsolete finished goods and raw materials	(4.0)	(2.3)

Total inventories	$147.6	$124.0

7.	Property, Plant and Equipment

Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
(Millions of US dollars)	Land	Buildings	Equipment	in Progress	Total

Balance at 1 April 2005:
Cost	$11.5	$131.1	$606.6	$176.6	$925.8
Accumulated depreciation	—	(24.4)	(215.7)	—	(240.1)

Net book value	11.5	106.7	390.9	176.6	685.7
Changes in net book value:
Capital expenditures	4.1	16.4	90.8	51.5	162.8
Retirements and sales	—	—	(8.9)	—	(8.9)
Depreciation	—	(7.3)	(38.0)	—	(45.3)
Impairment	—	—	(13.4)	—	(13.4)
Other movements	—	—	(0.9)	—	(0.9)
Foreign currency translation adjustments	—	—	(4.4)	—	(4.4)

Total changes	4.1	9.1	25.2	51.5	89.9
Balance at 31 March 2006:
Cost	15.6	147.5	669.8	228.1	1,061.0
Accumulated depreciation	—	(31.7)	(253.7)	—	(285.4)

Net book value	$15.6	$115.8	$416.1	$228.1	$775.6

			Machinery
			and	Construction
	Land	Buildings	Equipment	in Progress	Total

Balance at 1 April 2006:
Cost	$15.6	$147.5	$669.8	$228.1	$1,061.0
Accumulated depreciation	—	(31.7)	(253.7)	—	(285.4)

Net book value	15.6	115.8	416.1	228.1	775.6
Changes in net book value:
Capital expenditures	1.3	70.8	131.3	(110.8)	92.6
Retirements and sales	—	—	(0.6)	—	(0.6)
Depreciation	—	(8.3)	(42.4)	—	(50.7)
Other movements	—	—	0.6	—	0.6
Foreign currency translation adjustments	—	—	10.2	—	10.2

Total changes	1.3	62.5	99.1	(110.8)	52.1
Balance at 31 March 2007:
Cost	16.9	218.3	811.3	117.3	1,163.8
Accumulated depreciation	—	(40.0)	(296.1)	—	(336.1)

Net book value	$16.9	$178.3	$515.2	$117.3	$827.7

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

Construction in progress consists of plant expansions and upgrades.

Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$5.3 million, US$5.7 million and US$5.9 million for the years ended 31 March 2007, 2006 and 2005, respectively. Depreciation expense for continuing operations was US$50.7 million, US$45.3 million and US$36.3 million for the years ended 31 March 2007, 2006 and 2005, respectively. The impairment charge for the pilot roofing plant was US$13.4 million for the year ended 31 March 2006.

Included in property, plant and equipment are restricted assets with a net book value of US$0.4 million for the year ended 31 March 2007.

8.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2007	2006

Trade creditors	$57.7	$66.0
Other creditors and accruals	43.1	51.8

Total accounts payable and accrued liabilities	$100.8	$117.8

9.	Short and Long-Term Debt

Debt consists of the following components:

	31 March
(Millions of US dollars)	2007	2006

Short-term debt	$83.0	$302.7
Long-term debt	105.0	—

	$188.0	$302.7

Total debt at 5.91% and 7.11% weighted average rates, respectively.
The Company’s credit facilities currently consist of 364-day facilities in the amount of US$110.0 million, which as of 31 March 2007, all had a maturity date of December 2007. In May 2007, the maturity date of US$38.3 million of the US$110.0 million was extended to June 2008. The Company is in discussions with its lenders to extend the maturity date to June 2008 for the remainder of the facilities. The Company also has term facilities in the amount of US$245.0 million, which had an original maturity date of March 2007. Upon satisfaction of the conditions precedent to the full implementation of the Amended FFA, which occurred on 7 February 2007 with shareholder approval, the maturity date of the term facilities was automatically extended to June 2010. For both facilities, interest is calculated at the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders, and is payable at the end of each draw-down period. The Company paid commitment fees in the amount of US$0.7 million for the years ended 31 March 2007 and 2006. At 31 March 2007, there was US$188.0 million drawn under the combined facilities and US$167.0 million was available.

Short-term debt at 31 March 2007 comprised US$83.0 drawn under the 364-day facilities.

Long-term debt at 31 March 2007 comprised US$105.0 million drawn under the term facilities.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

At 31 March 2007, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to the AICF.

Debt at 31 March 2006 comprised US$ non-collateralised notes which formed part of a seven tranche private placement facility which provided for maximum borrowings of US$165.0 million. Principal repayments were due in seven installments that commenced on 5 November 2004 and were to end on 5 November 2013. The tranches had fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest was payable 5 May and 5 November each year.

As a result of recording the asbestos provision at 31 March 2006, and the Supervisory Board’s approval on 12 May 2006 of the recording of this provision, the Company would not have been in compliance with certain of the restrictive covenants in respect of the US$ non-collateralised notes. However, under the terms of the non-collateralised notes agreement, prepayment of these notes was permitted, and on 28 April 2006, the Company issued a notice to all noteholders to prepay in full all outstanding notes on 8 May 2006. On that date, the US$ non-collateralised notes were prepaid in full, incurring a make-whole payment of US$6.0 million. This make-whole payment is included in interest expense in the consolidated statements of operations for the year ended 31 March 2007.

The Company anticipates being able to meet its future payment obligations from existing cash, unutilised committed facilities and future net operating cash flows. At 31 March 2007, the Company entered into a forward rate agreement of US$25.0 million with a fixed rate of 5.07% excluding the margin from February 2007 to February 2008. The contract is accounted for as a financial derivative and is marked to market every month.

10.	Non-Current Other Liabilities

Non-current other liabilities consist of the following components:

	31 March
(Millions of US dollars)	2007	2006

Employee entitlements	$11.9	$17.0
Other	29.3	28.0

Total non-current other liabilities	$41.2	$45.0

11.	Product Warranties

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.

Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$3.5 million and US$5.7 million as of 31 March 2007 and 2006, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

The following are the changes in the product warranty provision:

	Years Ended
	31 March
(Millions of US dollars)	2007	2006

Balance at beginning of period	$15.5	$12.9
Accruals for product warranties	4.4	6.2
Settlements made in cash or in kind	(4.9)	(3.4)
Foreign currency translation adjustments	0.2	(0.2)

Balance at end of period	$15.2	$15.5

The “Accruals for product warranties” line item above includes an additional accrual of US$2.0 million and US$0.6 million for the years ended 31 March 2007 and 2006, respectively, related to the Settlement Agreement. This increase reflects the results of the Company’s most recent estimate of its total exposure. The “Settlements made in cash or in kind” line item above includes settlements related to the Settlement Agreement of US$0.2 million and US$0.7 million for the years ended 31 March 2007 and 2006, respectively.

12.	Commitments and Contingencies

Commitment to provide funding on a long-term basis in respect of asbestos-related liabilities of former subsidiaries

On 21 November 2006, the Company signed the Amended FFA with the NSW Government to provide long-term funding to the AICF that will provide compensation for Australian asbestos-related personal injury claims against Former James Hardie Companies. While the Amended FFA is consistent in all material respects with the terms of the Final Funding Agreement entered into on 1 December 2005 among the Company, the NSW Government and a wholly owned Australian subsidiary of the Company, the Performing Subsidiary, the Amended FFA set forth certain changes to the original proposed arrangements as approved by the Company’s Managing and Supervisory Boards of Directors.

In summary, the Amended FFA provided for the following key steps to occur if the remaining conditions precedent to that agreement be satisfied or waived in writing by the parties:
•	the establishment of the AICF to provide compensation to Australian asbestos-related personal injury claimants with proven claims against the Former James Hardie Companies;

•	initial funding of approximately A$184.3 million provided by the Performing Subsidiary to the AICF, calculated on the basis of an actuarial report prepared by KPMG Actuaries as of 30 September 2006. That report provided an estimate of the discounted net present value of all present and future Australian asbestos-related personal injury claims against the Former James Hardie Companies of A$1.55 billion (US$1.25 billion);

•	subject to the cap described below, an annual contribution in advance to top up the funds in the AICF to equal the actuarially calculated estimate of expected Australian asbestos-related personal injury claims against the Former James Hardie Companies for the following three years, to be revised annually (so as to create a rolling cash “buffer” in the AICF);

•	a cap on the annual payments made by the Performing Subsidiary to the AICF, initially set at 35% of the Company’s free cash flow (defined as cash from operations in accordance with US GAAP in force at the date of the Original FFA) for the immediately preceding financial year, with provisions for the percentage to decline over time depending upon the Company’s financial performance (and therefore the contributions already made to the AICF) and the claims outlook;

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

•	an initial term to 31 March 2045, at the end of which time the parties may either agree upon a final payment to be made by the Company in satisfaction of any further funding obligations, or have the term automatically extended for further periods of 10 years until such agreement is reached or the relevant asbestos-related liabilities cease to arise;

•	the entry by the parties and/or others into agreements ancillary to or connected with the Amended FFA (the “Related Agreements”);

•	no cap on individual payments to asbestos claimants;

•	the Performing Subsidiary’s payment obligations are guaranteed by James Hardie Industries N.V.;

•	the AICF’s claims to the funding payments required under the Amended FFA will be subordinated to the claims of the Company’s lenders;

•	the compensation arrangements will extend to members of the Baryulgil community for asbestos-related claims arising from the activities of a former subsidiary of ABN 60; and

•	James Hardie Industries N.V. will, for ten years, provide an annual sum of A$0.5 million for the purpose of medical research into the prevention, treatment and cure of asbestos disease and contribute an annual sum of A$0.075 million towards an education campaign for the benefit of the Australian public on the dangers of asbestos.
On 9 November 2006, James Hardie announced that it, the AICF and others had received private binding rulings relating to the expected tax consequences arising to the AICF and others in connection with the Amended FFA. In the Amended FFA, all parties to the Amended FFA agreed to these rulings resulting in the tax conditions precedent set out in that agreement.

In the fourth quarter of fiscal year 2007, the following conditions precedent were satisfied:
•	receipt of an independent expert’s report confirming that the funding proposal is in the best interests of the Company and its enterprise as a whole;

•	approval of the Company’s lenders and confirmation satisfactory to the Company’s Board of Directors, acting reasonably, that the contributions to be made by JHI NV and the Performing Subsidiary under the Amended FFA will be tax deductible;

•	confirmation as to the expected tax consequences arising to the AICF and others from implementing the arrangements;

•	approval of the Company’s shareholders at the Extraordinary General Meeting held on 7 February 2007; and

•	initial funding payment of A$184.3 million paid to the AICF on 9 February 2007.
In addition to entering into the Amended FFA, one or more of the Company, the Performing Subsidiary, the AICF and the NSW Government have entered into a number of Related Agreements, including a trust deed (for a trust known as the AICF, referred to as the Trust Deed), for the establishment of the AICF; a deed of guarantee under which James Hardie Industries N.V. provides the guarantee described above; intercreditor deeds to achieve the subordination arrangements described above; and deeds of release in connection with the releases from civil liability described below.

The Performing Subsidiary also signed an Interim Funding Deed with Amaca to provide funding to Amaca of up to A$24.1 million in the event that Amaca’s finances are otherwise exhausted before the Amended FFA was implemented in full. The commercial terms of such funding were settled and the Performing Subsidiary entered into interim funding documentation dated 16 November 2006. An interim funding payment of A$9.0 million (US$7.1 million) was made to Amaca in December 2006.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

That sum was subsequently repaid by Amaca out of part of the proceeds of the initial funding on 12 February 2007.

Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2007. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.4 billion (US$1.1 billion). The undiscounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$2.8 billion (US$2.3 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from accounting principles generally accepted in the United States of America. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The tables below are designed to show the various components and effective grossing up of the net Amended FFA liability at 31 March 2007.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of 31 March 2007 and to adjust for payments made to claimants during the year then ended.

Adjustments to the net Amended FFA liability are shown in the table below:

	US$ millions	A$ millions

At 31 March 2006	$(715.6)	A$(1,000.0)
Effect of changes in foreign exchange rates	(94.5)	—
Other adjustments to net Amended FFA liability	24.0	25.7

Net Amended FFA liability at 31 March 2007	$(786.1)	A$(974.3)

Components of the net Amended FFA liability:

Insurance receivables — current	$9.4	A$11.7
Workers’ compensation — Asbestos — current	2.7	3.4
Deferred tax assets — current	7.8	9.7
Income tax payable (reduction to income tax payable)	9.0	11.2
Insurance receivables — non-current	165.1	204.6
Workers’ compensation — Asbestos — non-current	76.5	94.8
Deferred tax assets — non-current	318.2	394.4
Workers’ compensation liabilities — current	(2.7)	(3.4)
Asbestos liability — current	(63.5)	(78.7)
Asbestos liability — non-current	(1,225.8)	(1,519.4)
Workers’ compensation liabilities — non-current	(76.5)	(94.8)
Other net liabilities	(6.3)	(7.8)

Net Amended FFA liability at 31 March 2007	$(786.1)	A$(974.3)

In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

Further, KPMG Actuaries relied on the data and information provided by the AICF and Amaca Claims Services, Amaca Pty Ltd (under NSW External Administration) (“ACS”) and assumed that it is accurate and complete in all material respects. The actuaries have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could be in a range of A$0.9 billion (US$0.7 billion) to A$2.0 billion (US$1.6 billion) (undiscounted estimates of A$1.6 billion (US$1.3 billion) to A$5.1 billion (US$4.1 billion) as of 31 March 2007. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2007, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$2.8 billion (US$2.3 billion). This undiscounted central estimate is net of expected insurance recoveries of A$488.1 million (US$393.8 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$91.6 million (US$73.9 million) of “by claim” or subrogation recoveries from other third parties.

Claims Data The following table, provided by KPMG Actuaries, shows the number of claims pending as of 31 March 2007 and 2006:

	31 March
	2007	2006(1)

Australia	490	556
New Zealand	—	—
Unknown — Court Not Identified	13	20
USA	1	1

(1)	Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 was not available at the time our financial statements were prepared.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

For the years ended 31 March 2007, 2006 and 2005, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

	Years Ended 31 March
	2007		2006(1)		2005

Number of claims filed		463		346		489
Number of claims dismissed		121		97		62
Number of claims settled or otherwise resolved		416		405		402
Average settlement amount per settled claim	A$	166,164	A$	151,883	A$	157,594
Average settlement amount per settled claim	US$	127,165	US$	114,322	US$	116,572

	Unknown - Court Not Identified
	Years Ended 31 March
	2007		2006(1)		2005

Number of claims filed		—		6		7
Number of claims dismissed		3		10		20
Number of claims settled or otherwise resolved		5		12		2
Average settlement amount per settled claim	A$	12,165	A$	198,892	A$	47,000
Average settlement amount per settled claim	US$	9,310	US$	149,706	US$	34,766

	USA
	Years Ended 31 March
	2007		2006(1)		2005

Number of claims filed		1		—		—
Number of claims dismissed		1		—		3
Number of claims settled or otherwise resolved		—		—		1
Average settlement amount per settled claim	A$	—	A$	—	A$	228,293
Average settlement amount per settled claim	US$	—	US$	—	US$	168,868
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	2007		2006(1)		2005		2004		2003

Number of open claims at beginning of year		586		749		743		814		671
Number of new claims		464		352		496		380		409
Number of closed claims		546		524		490		451		266
Number of open claims at year-end		504		577		749		743		814
Average settlement amount per settled claim	A$	164,335	A$	153,236	A$	157,223	A$	167,450	A$	201,200
Average settlement amount per case closed	A$	126,713	A$	121,945	A$	129,949	A$	117,327	A$	177,752
Average settlement amount per settled claim	US$	125,766	US$	115,341	US$	116,298	US$	116,127	US$	112,974
Average settlement amount per case closed	US$	96,973	US$	91,788	US$	96,123	US$	81,366	US$	99,808

(1)	Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 was not available at the time our financial statements were prepared.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

The Company did not have any responsibility or involvement in the management of claims against ABN 60 between the time ABN 60 left the James Hardie Group in March 2003 and February 2007 when the Amended FFA was approved. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group, neither the Company nor any of its current subsidiaries had any responsibility or involvement in the management of claims against those entities. Prior to February 2001, the principal entity potentially involved in relation to such claims was ABN 60, which was not a member of the James Hardie Group between March 2003 and February 2007. However, the Amended FFA and associated New South Wales legislation provides that the AICF will have both the responsibility for, and management of claims against, the Former James Hardie Companies, and that the Company will have the right to appoint a majority of the directors of the AICF, unless a special default or insolvency event arises.

On 26 October 2004, the Company, the Medical Research and Compensation Fund (“MRCF”) and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the MRCF and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. Under the terms of the Amended FFA, the Company has obtained similar rights of access to actuarial information produced for the AICF by the actuary to be appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.

SCI and Other Related Expenses
The Company has incurred substantial costs associated with the Special Commission of Inquiry (“SCI”) and may incur material costs in the future related to the SCI or subsequent legal proceedings.

The following are the components of SCI and other related expenses:

	Years Ended 31 March
(Millions of US dollars)	2007	2006	2005

SCI	$—	$—	$6.8
Internal investigation	—	—	4.9
ASIC investigation	1.7	0.8	1.2
Severance and consulting	0.2	0.1	6.0
Resolution advisory fees	8.8	9.8	6.4
Funding advice	0.7	2.9	0.6
Other	2.2	3.8	2.2

Total SCI and other related expenses	$13.6	$17.4	$28.1

Internal investigation costs reflect costs incurred by the Company in connection with an internal investigation conducted by independent legal advisors to investigate allegations raised during the SCI and the preparation and filing of the Company’s annual financial statements in the United States.

Australian Securities and Investments Commission (“ASIC”) Proceedings and Investigation
On 14 February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales (the “Court”) against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

In the proceedings, ASIC seeks:
•	declarations regarding the alleged contraventions;

•	orders for pecuniary penalties in such amount as the Court thinks fit up to the limits specified in the Corporations Act;

•	orders that Michael Brown, Michael Gillfillan, Meredith Hellicar, Martin Koffel, Peter Macdonald, Philip Morley, Geoffrey O’Brien, Peter Shafron, Gregory Terry and Peter Willcox be prohibited from managing an Australian corporation for such period as the Court thinks fit;

•	an order that the Company execute a deed of indemnity in favour of ABN 60 Pty Limited in the amount of A$1.9 billion or such amount as ABN 60 or its directors consider is necessary to ensure that ABN 60 remains solvent; and

•	its costs of the proceedings.
ASIC stated in February 2007 that it would not pursue the claim for indemnity if the conditions precedent to the Original FFA as announced on 1 December 2005 were satisfied. The Company and the other parties to the agreement provided certification to ASIC in March 2007 that the conditions precedent to the Amended FFA dated 21 November 2006 have been satisfied. ASIC is considering its position and has not yet taken any step to withdraw the indemnity claim.

ASIC has indicated that its investigations continue and may result in further actions, both civil and criminal. However, it has not indicated the possible defendants to any such actions.

On 20 February 2007, the Company announced that the three serving directors named in the ASIC proceedings had resigned from the Board and Board committees.

The Company has entered into deeds of indemnity with certain of its directors and officers as is common practice for publicly listed companies. The Company’s articles of association also contain an indemnity for directors and officers and the Company has granted indemnities to certain of its former related corporate bodies which may require the Company to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, and in relation to the examination of these persons by ASIC delegates, the amount of which is not significant. Now that proceedings have been brought against former directors and officers of the James Hardie Group, the Company is likely to incur further liabilities under these indemnities. Initially, the Company has obligations, or has offered, to advance funds in respect of defence costs and depending on the outcome of the proceedings, may be or become responsible for these and other amounts. Any obligations of the Company in this regard are expected to be substantially recovered through the Company’s insurance.

There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the related costs to the Company could be material. However, at this stage, it is not possible to determine the amount of any such liability. Therefore, the Company believes that both the probable and estimable requirements under SFAS No. 5, “Accounting for Contingencies,” for recording a liability have not been met.

Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos as described above, individually or in the aggregate, have a material adverse effect on its consolidated financial position, statement of operations or cash flows.

Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2007:

Years ending 31 March:	(Millions of US dollars)

2008	$15.0
2009	14.6
2010	12.5
2011	12.6
2012	9.0
Thereafter	73.3

Total	$137.0

Rental expense amounted to US$12.1 million, US$12.5 million and US$9.1 million for the years ended 31 March 2007, 2006 and 2005, respectively.

Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$12.2 million at 31 March 2007.

13.	Income Taxes

Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax benefit (expense) for continuing operations consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2007	2006	2005

(Loss) income from continuing operations before income taxes:
Domestic[1]	$110.9	$113.7	$90.5
Foreign	(204.0)	(548.8)	99.3

(Loss) income from continuing operations before income taxes	$(93.1)	$(435.1)	$189.8

Income tax expense (benefit):
Current:
Domestic[1]	$0.4	$(9.0)	$(14.1)
Foreign	(63.7)	(91.5)	(37.1)

Current income tax benefit	(63.3)	(100.5)	(51.2)

Deferred:
Domestic[1]	0.1	(0.3)	5.0
Foreign	307.1	29.2	(15.7)

Deferred income tax benefit (expense)	307.2	28.9	(10.7)

Total income tax benefit (expense) for continuing operations	$243.9	$(71.6)	$(61.9)

[1]	Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax benefit (expense) from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2007	2006	2005

Income tax benefit (expense) computed at statutory tax rates	$16.2	$121.0	$(65.3)
US state income taxes, net of the federal benefit	(6.5)	(7.1)	(5.3)
Asbestos adjustment	242.0	(214.7)	—
Asbestos — effect of foreign exchange	(24.1)	—	—
Benefit from Dutch financial risk reserve regime	8.1	12.7	18.1
Expenses not deductible	(1.7)	(3.4)	(2.3)
Non-assessable items	1.8	1.4	—
Losses not available for carryforward	(3.2)	(2.6)	(2.4)
Change in reserves	10.4	20.7	(3.7)
Change in tax law	3.0	—	—
Other items	(2.1)	0.4	(1.0)

Total income tax benefit (expense)	$243.9	$(71.6)	$(61.9)

Effective tax rate	262.0%	16.5%	32.6%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2007	2006

Deferred tax assets:
Asbestos liability	$326.0	$—
Other provisions and accruals	33.3	33.2
Net operating loss carryforwards	7.8	8.9
Capital loss carryforwards	35.2	31.2
Taxes on intellectual property transfer	6.5	6.0
Other	7.5	2.3

Total deferred tax assets	416.3	81.6
Valuation allowance	(39.7)	(35.2)

Total deferred tax assets, net of valuation allowance	376.6	46.4

Deferred tax liabilities:
Property, plant and equipment	(108.4)	(91.7)
Prepaid pension cost	—	(1.8)
Foreign currency movements	(5.2)	2.8
Other	(0.1)	—

Total deferred tax liabilities	(113.7)	(90.7)

Net deferred tax liabilities	$262.9	$(44.3)

Under SFAS No. 109, “Accounting for Income Taxes,” the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards. The valuation allowance increased by US$4.5 million during fiscal year 2007 due to foreign currency movements.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

At 31 March 2007, the Company had Australian tax loss carryforwards of approximately US$24.9 million that will never expire. At 31 March 2007, the Company had a US$15.5 million valuation allowance against the Australian tax loss carryforwards.

At 31 March 2007, the Company had US$117.2 million in Australian capital loss carryforwards which will never expire. At 31 March 2007, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.

At 31 March 2007, the undistributed earnings of non-Dutch subsidiaries approximated US$639.8 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.

Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2007, 2006 and 2005, the Company recorded income tax benefit of US$10.4 million, US$20.7 million and US$2.5 million, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled), the expiration of the statute related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.

Relevant tax authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. In particular, the Australian Taxation Office (ATO) is auditing the Company’s Australian income tax return for the year ended 31 March 2002. The ATO has indicated that further investigation is required and is working with the Company and the Company’s advisors to conclude its inquiries.

Of the audits currently being conducted, none have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provides, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is now in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service (“IRS”) determines that these changes do not meet the new requirements, the Company may not qualify for treaty benefits, its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed from the effective date of the amended treaty provisions.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

14.	Amended ATO Assessment

In March 2006, RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after two subsequent remissions of general interest charges by the ATO, the total was revised to A$368.0 million and is comprised of the following as of 31 March 2007:

(Millions of dollars)	US$(1)	A$

Primary tax after allowable credits	$138.8	A$	172.0
Penalties (2)	34.7		43.0
General interest charges	123.4		153.0

Total amended assessment	$296.9	A$	368.0

(1)	US$ amounts calculated using the A$/US$ foreign exchange spot rate at 31 March 2007.

(2)	Represents 25% of primary tax.
On 23 June 2006, following negotiation with the ATO regarding payment options for the amended assessment, the Company was advised by the ATO that, in accordance with the ATO Receivable policy, it was able to make a payment of 50% of the total amended assessment then due of A$378.0 million (US$305.0 million), being A$189.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries N.V. in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. Payment of 50% of the amended assessment became due and was paid on 5 July 2006. The Company also agreed to pay general interest charges (“GIC”) accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued GIC was paid on 16 October 2006 in respect of the quarter ended 30 September 2006.

On 10 November 2006, the ATO granted a further remission of GIC reducing total GIC on the amended assessment from A$163.0 million to A$153.0 million and thereby reducing the total amount due under the amended assessment from A$378.0 million to A$368.0 million. The reduction in the total amount due under the amended assessment resulted in a reduction in the 50% payment required under the agreement with the ATO from A$189.0 million to A$184.0 million. This gave rise to an amount of A$5.0 million being available for offset against future GIC accruing on the unpaid balance of the amended assessment. Accordingly, no GIC was required to be paid in respect of the quarter ended 31 December 2006 and a reduced amount of GIC of A$1.2 million was paid in respect of the quarter ended 31 March 2007.

RCI strongly disputes the amended assessment and is pursuing all avenues of objection and appeal to contest the ATO’s position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO enquiries and following receipt of the amended assessment. The Company believes that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the probable requirements under SFAS No. 5, “Accounting for Contingencies,” for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2007 for the remainder of the amended assessment.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

The Company expects that amounts paid on 5 July 2006 and, any later time, would be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated the payments on 5 July 2006 and 16 October 2006 as a deposit and it is the Company’s intention to treat any payments to be made at a later date as a deposit.

15.	Discontinued Operations

Chile Fibre Cement
In June 2005, the Company approved a plan to dispose of its Chile Fibre Cement business to Compania Industrial El Volcan S.A. (Volcan). The sale closed on 8 July 2005. The Company received net proceeds of US$3.9 million and recorded a loss on disposal of US$0.8 million. This loss on disposal was included in other operating expense in the Company’s consolidated statements of operations for the year ended 31 March 2006.

As part of the terms of the sale of the Chile Fibre Cement business to Volcan, the Company entered into a two-year take or pay purchase contract for fibre cement product manufactured by Volcan. The first year of the contract amounted to a purchase commitment of approximately US$2.8 million and the second year amounted to a purchase commitment of approximately US$2.1 million. As this contract qualified as continuing involvement per SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the operating results and loss on disposal of the Chile Fibre Cement business are included in the Company’s income (loss) from continuing operations and are comprised of the following components:

	Years Ended
	31 March
(Millions of US dollars)	2006	2005

Chile Fibre Cement
Net sales	$5.1	$13.3
Cost of goods sold	(3.5)	(10.1)

Gross profit	1.6	3.2
Selling, general and administrative expenses	(1.2)	(2.0)
Loss on disposal of business	(0.8)	—

Operating (loss) income	(0.4)	1.2
Interest expense	(0.2)	(0.4)

Net (loss) income	$(0.6)	$0.8

The following are the results of operations of discontinued businesses:

Year Ended
31 March
(Millions of US dollars)	2005

Building Services
Loss before income taxes	(0.5)
Income tax benefit	0.2

Loss before discontinued operations	(0.3)
Loss on disposal, net of income taxes	(0.7)

Loss from discontinued operations	$(1.0)

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

16.	Stock-Based Compensation

At 31 March 2007, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the Managing Board Transitional Stock Option Plan; the JHI NV 2001 Equity Incentive Plan; the JHI NV Stock Appreciation Rights Incentive Plan; the Supervisory Board Share Plan; the Supervisory Board Share Plan 2006 and the Long-Term Incentive Plan. As of 31 March 2006, the Company had no units outstanding under the following stock-based compensation plans: the Peter Donald Macdonald Share Option Plan, the Peter Donald Macdonald Share Option Plan 2001 and the Peter Donald Macdonald Share Option Plan 2002 (collectively the “Peter Donald Macdonald Share Option Plans”).

Executive Share Purchase Plan
Prior to July 1998, James Hardie Industries Limited (“JHIL”) issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive’s employment. Variable plan accounting under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123R, has been applied to shares granted after 31 March 1995. The Company recorded no compensation expense during the years ended 31 March 2007, 2006 and 2005. No shares were issued under this plan during years ended 31 March 2007, 2006 and 2005.

Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At 31 March 2007, there were 1,320,000 options outstanding under this plan.

On 22 November 2005, the Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 to the Managing Directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008 if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from 22 November 2005 to that date were at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.

JHI NV 2001 Equity Incentive Plan
On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”) to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

	October 2001
	Original	Number	Option
Original Shadow	Exercise	of Options	Expiration
Share Grant Date	Price	Granted	Date

November 1999	A$3.82	1,968,544	November 2009
November 2000	A$3.78	3,500,285	November 2010
As set out in the plan rules, the exercise prices and the number of shares available on exercise are adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices were reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

The following table summarises the additional option grants:

	Original	Number	Option
Share Grant	Exercise	of Options	Expiration
Date	Price	Granted	Date

December 2001	A$5.65	4,248,417	December 2011
December 2002	A$6.66	4,037,000	December 2012
December 2003	A$7.05	6,179,583	December 2013
December 2004	A$5.99	5,391,100	December 2014
February 2005	A$6.30	273,000	February 2015
December 2005	A$8.90	5,224,100	December 2015
March 2006	A$9.50	40,200	March 2016
November 2006	A$8.40	3,499,490	November 2016
March 2007	A$8.90	179,500	March 2017
March 2007	A$8.35	151,400	March 2017
As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

JHI NV Stock Appreciation Rights Incentive Plan
On 14 December 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan (“Stock Appreciation Rights Plan”) with an exercise price of A$5.99. All of these stock appreciation rights were outstanding as of 31 March 2005. In April 2005, 27,000 stock appreciation rights were cancelled. In December 2006, 250,000 of these stock appreciation rights vested and were exercised at A$8.99, the closing price of the Company’s stock on the exercise day. These rights have been accounted for as stock appreciation rights under SFAS No. 123R and, accordingly, compensation expense of US$0.5

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

million, US$0.5 million and nil was recognised in the years ended 31 March 2007, 2006 and 2005, respectively.

Supervisory Board Share Plan
At the 2002 Annual General Meeting, the shareholders approved a Supervisory Board Share Plan (“SBSP”), which required that all non-executive directors on the Joint Board and Supervisory Board receive shares of the Company’s common stock as payment for a portion of their director fees. The SBSP required that the directors take at least US$10,000 of their fees in shares and allowed directors to receive additional shares in lieu of fees at their discretion. Shares issued under the US$10,000 compulsory component of the SBSP are subject to a two-year escrow that requires members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the market value at the time of issue. No loans were entered into by the Company in relation to the grant of shares pursuant to the SBSP. During fiscal year 2007, this plan was replaced with the Supervisory Board Share Plan 2006. At 31 March 2007, there were 6,063 shares still subject to escrow under this plan.

Supervisory Board Share Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the replacement of its SBSP with a new plan called the Supervisory Board Share Plan 2006 (“SBSP 2006”). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At 31 March 2007, 5,039 shares had been acquired under this plan.

Long-Term Incentive Plan
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to members of the Company’s Managing Board and to certain members of its management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of certain options or other rights over, or interest in, ordinary fully-paid shares in the Company (“Shares”), the issue and/or transfer of Shares under them, and the grant of cash awards to members of the Company’s Managing Board and to Executives. At the same meeting, the shareholders approved participation in the LTIP and issue of options to the Managing Board to a maximum of 1,418,000 options. In November 2006, 1,132,000 options were granted under the LTIP to the Managing Board. The vesting of these options are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. At 31 March 2007, there were 1,132,000 options outstanding under this plan.

Peter Donald Macdonald Share Option Plans
The Company granted Mr Macdonald options to purchase 1,200,000 shares, 624,000 shares and 1,950,000 shares under the Peter Donald Macdonald Share Option Plan, Peter Donald Macdonald Share Option Plan 2001 and Peter Donald Macdonald Share Option Plan 2002, respectively. In April 2005, Mr Macdonald exercised all options granted under the Peter Donald Macdonald Share Option Plan. Such shares had an original exercise price of A$3.87 per share. However, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. All 624,000 shares and 1,950,000 shares in the other two plans expired in April 2005 and October 2005, respectively, as the performance hurdles were not met.

Valuation and Expense Information Under SFAS No. 123R
The Company accounts for stock options in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of stock options issued based upon an option-pricing model and recognise this estimated value as compensation expense over the periods in which the options vest.

The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a lattice model that incorporates a Monte Carlo Simulation

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

(the “Monte Carlo method”). Options granted under the 2001 Equity Incentive Plan and the Managing Board Transitional Stock Option Plan are valued using the Black-Scholes option-pricing model since the vesting of these options is based solely on a requisite service condition. Options granted under the LTIP were valued using the Monte Carlo method since vesting of these options requires that certain target market conditions are achieved.

The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free rate and expected dividends. We estimate the expected term of options granted by calculating the average term from our historical stock option exercise experience. We estimate the volatility of our common stock based on historical daily stock price volatility. We base the risk-free interest rate on US Treasury notes with terms similar to the expected term of the options. We calculate dividend yield using the current management dividend policy at the time of option grant.

The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Black-Scholes option-pricing model during the year ended 31 March:

	2007	2006	2005

Dividend yield	1.5%	0.9%	1.1%
Expected volatility	28.1%	27.9%	29.1%
Risk-free interest rate	4.6%	4.5%	3.2%
Expected life in years	5.1	5.6	3.3
Weighted average fair value at grant date	A$2.40	A$2.78	A$1.35
Number of stock options	3,830,390	6,584,300	5,664,100
The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Monte Carlo method during the year ended 31 March:

	2007	2006	2005

Dividend yield	1.6%	N/A	N/A
Expected volatility	28.1%	N/A	N/A
Risk-free interest rate	4.6%	N/A	N/A
Weighted average fair value at grant date	A$3.30	N/A	N/A
Number of stock options	1,132,000	N/A	N/A
Compensation expense arising from stock option grants as estimated using option-pricing models was US$5.8 million, US$5.9 million and US$3.0 million for the years ended 31 March 2007, 2006 and 2005, respectively. As of 31 March 2007, the unrecorded deferred stock-based compensation balance related to stock options was US$10.5 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.5 years.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

General Share-Based Award Information The following table summarises all of the Company’s shares available for grant and the movement in all of the Company’s outstanding options:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price

Balance at 1 April 2005	24,340,258	20,128,610	A$5.75

Newly Authorised	1,380,000	—
Granted	(6,584,300)	6,584,300	A$8.83
Exercised	—	(3,925,378)	A$4.79
Forfeited	3,274,275	(3,274,275)	A$5.68
Expired	(2,574,000)	—

Balance at 1 April 2006	19,836,233	19,513,257	A$6.99

Newly Authorised	3,000,000	—
Granted	(4,962,390)	4,962,390	A$8.42
Exercised	—	(3,988,880)	A$5.96
Forfeited	1,546,950	(1,546,950)	A$7.70

Balance at 31 March 2007	19,420,793	18,939,817	A$7.52

The total intrinsic value of stock options exercised was A$10.3 million, A$11.5 million and A$1.7 million for the years ended 31 March 2007, 2006 and 2005, respectively.

The weighted average grant-date fair value of stock options granted was A$2.61, A$2.78 and A$1.35 during the years ended 31 March 2007, 2006 and 2005, respectively.

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$1.8 million for the year ended 31 March 2007. Tax benefits of US$2.2 million and US$0.4 million for the years ended 31 March 2006 and 2005, respectively, are included in cash flows from operating activities in the consolidated statements of cash flows.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

The following table summarises outstanding and exercisable options as of 31 March 2007:

		Options Outstanding						Options Exercisable
			Weighted	Weighted					Weighted
			Average	Average		Aggregate			Average		Aggregate
Exercise			Remaining	Exercise		Intrinsic			Exercise		Intrinsic
Price		Number	Life (in Years)	Price		Value		Number	Price		Value

A$	3.09	423,723	3.6	$	A3.09	A$	2,233,020	423,723	A$	3.09	A$	2,233,020
	3.13	100,435	2.6		3.13		525,275	100,435		3.13		525,275
	5.06	712,419	4.7		5.06		2,350,983	712,419		5.06		2,350,983
	5.99	3,367,425	7.7		5.99		7,980,797	1,344,125		5.99		3,185,576
	6.30	273,000	7.9		6.30		562,380	136,500		6.30		281,190
	6.45	1,012,000	5.7		6.45		1,932,920	1,012,000		6.45		1,932,920
	7.05	2,461,000	6.7		7.05		3,223,910	2,461,000		7.05		3,223,910
	8.35	151,400	9.9		8.35		1,514	—		8.35		—
	8.40	4,365,615	9.6		8.40		—	7,025		8.40		—
	8.53	1,320,000	8.7		8.53		—	—		8.53		—
	8.90	4,712,600	8.7		8.90		—	1,139,650		8.90		—
A$	9.50	40,200	8.9		9.50		—	10,050		9.50		—

	Total	18,939,817	8.2	A$	7.52	A$	18,810,799	7,346,927	A$	6.56	A$	13,732,874

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$8.36 as of 31 March 2007, which would have been received by the option holders had those option holders exercised their options as of that date, although a significant portion had not vested.

17.	Financial Instruments

Foreign Currency
As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows.

The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2006, there were no material contracts outstanding.

Credit Risk Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of insured limits. To minimise this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

The Company controls risk through the use of credit ratings and reviews of appropriately assessed authority limits.

The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2007 and 2006, total credit exposure arising from forward exchange contracts was not material.

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fibre cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

Fair Values
The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company’s long-term debt (including current portion of long-term debt):

	31 March
(Millions of US dollars)	2007		2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Long-term debt:
Floating	$105.0	$105.0	$—	$—
Fixed	—	—	121.7	133.8

Total	$105.0	$105.0	$121.7	$133.8

Fair values of long-term debt were determined by reference to the 31 March 2007 and 2006 market values for comparably rated debt instruments.

18.	Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement products in Chile (fiscal year 2005 only), the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and roofing operations in the United States. The roofing plant was closed and the business ceased operations in April 2006. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

Operating Segments The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]
	Years Ended 31 March
(Millions of US dollars)	2007	2006	2005

USA Fibre Cement	$1,262.3	$1,218.4	$939.2
Asia Pacific Fibre Cement	251.7	241.8	236.1
Other	28.9	28.3	35.1

Worldwide total from continuing operations	$1,542.9	$1,488.5	$1,210.4

	(Loss) Income from Continuing Operations
	Before Income Taxes
	Years Ended 31 March
(Millions of US dollars)	2007	2006	2005

USA Fibre Cement[2]	$362.4	$342.6	$241.5
Asia Pacific Fibre Cement[2]	39.4	41.7	46.8
Research and Development[2]	(17.1)	(15.7)	(17.5)
Other	(9.3)	(26.5)	(11.8)

Segments total	375.4	342.1	259.0
General Corporate[3,4,8]	(462.0)	(777.0)	(62.8)

Total operating (loss) income	(86.6)	(434.9)	196.2
Net interest expense[5]	(6.5)	(0.2)	(5.1)
Other expense	—	—	(1.3)

Worldwide total from continuing operations	$(93.1)	$(435.1)	$189.8

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2007	2006

USA Fibre Cement	$893.0	$826.0
Asia Pacific Fibre Cement	199.3	170.4
Other	52.5	54.8

Segments total	1,144.8	1,051.2
General Corporate[6,8]	983.3	394.2

Worldwide total	$2,128.1	$1,445.4

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

	Additions to Property,
	Plant and Equipment[7]
	Years Ended 31 March
(Millions of US dollars)	2007	2006	2005

USA Fibre Cement	$80.3	$154.5	$144.8
Asia Pacific Fibre Cement	10.5	6.6	4.1
Other	1.3	1.7	4.1

Worldwide total	$92.1	$162.8	$153.0

	Depreciation and Amortisation
	Years Ended 31 March
(Millions of US dollars)	2007	2006	2005

USA Fibre Cement	$37.8	$32.4	$23.1
Asia Pacific Fibre Cement	10.1	10.0	10.1
Other	2.8	2.9	3.1

Worldwide total	$50.7	$45.3	$36.3

Geographic Areas	Net Sales to Customers[1]
	Years Ended 31 March
(Millions of US dollars)	2007	2006	2005

USA	$1,279.4	$1,233.7	$955.7
Australia	169.0	164.5	160.5
New Zealand	54.4	53.6	49.6
Other Countries	40.1	36.7	44.6

Worldwide total from continuing operations	$1,542.9	$1,488.5	$1,210.4

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2007	2006

USA	$935.7	$870.3
Australia	127.1	108.5
New Zealand	23.1	18.7
Other Countries	58.9	53.7

Segments total	1,144.8	1,051.2
General Corporate[6,8]	983.3	394.2

Worldwide total	$2,128.1	$1,445.4

[1]	Export sales and inter-segmental sales are not significant.

[2]	Research and development costs of US$10.8 million, US$13.2 million and US$7.6 million in fiscal years 2007, 2006 and 2005, respectively, were expensed in the USA Fibre Cement operating segment. Research and development costs of US$1.8 million, US$2.3 million and US$1.9 million in fiscal years 2007, 2006 and 2005, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$13.0 million, US$12.3 million and US$12.0 million in fiscal year 2007, 2006 and 2005, respectively, were expensed in the Research and Development segment. Research and Development costs of US$0.3 million, US$0.9 million and US$0.1 million in

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

fiscal year 2007, 2006 and 2005, respectively, were expensed in other segment. The Research and Development segment also included selling, general and administrative expenses of US$4.1 million, US$3.4 million and US$5.5 million in fiscal year 2007, 2006 and 2005, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$25.9 million, US$28.7 million and US$21.6 million for the years ended 31 March 2007, 2006 and 2005, respectively.

[3]	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

[4]	Includes costs of US$13.6 million, US$17.4 million and US$28.1 million for SCI and other related expenses in fiscal years 2007, 2006 and 2005, respectively. See Note 12.

[5]	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense.

[6]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[7]	Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statements of cash flows.

[8]	Included in General Corporate are asbestos adjustments of US$405.5 million and US$579.7 million for the years ended 31 March 2007 and 2006, respectively. Asbestos related assets at 31 March 2007 are US$727.6 million and are included in the General Corporate segment. See Note 12.

Concentrations of Risk
The distribution channels for the Company’s fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. The Company has three major customers that individually account for over 10% of the Company’s gross sales.

These three customers’ accounts receivable represented 58% and 60% of the Company’s trade accounts receivable at 31 March 2007 and 2006, respectively. The following are gross sales generated by these three customers, which are all from the USA Fibre Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2007		2006		2005

		%		%		%
Customer A	$446.3	26.7	$426.2	35.0	$295.4	31.4
Customer B	172.3	10.3	168.5	13.8	131.8	14.0
Customer C	168.9	10.1	156.6	12.9	131.7	14.0

Total	$787.5		$751.3		$558.9

Approximately 17% of the Company’s fiscal year 2007 net sales from continuing operations were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

19.	Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) as reported in the consolidated balance sheets is US$5.4 million and US$(28.4) million as of 31 March 2007 and 2006, respectively, and includes US$(2.7) million, net of tax benefit of US$1.2 million, relating to the cumulative adjustment of unrecognised pension losses and cumulative foreign currency gains of US$8.1 million, without any associated tax impact. The balance sheet at 31 March 2006 is comprised of cumulative foreign currency losses.

20.	Related Party Transactions

JHI NV Directors’ and Former Directors’ Securities Transactions
The Company’s Directors and Former Directors’ and their director-related entities held an aggregate of 210,530 ordinary shares and 271,561 ordinary shares at 31 March 2007 and 2006, respectively, and 3,914,544 options and 2,782,544 options at 31 March 2007 and 2006, respectively.

Supervisory Board members on 12 December 2006 and 26 March 2007 participated in an acquisition of shares at A$8.39 and A$8.50, respectively, under the terms of the Supervisory Board Share Plan 2006 which was approved by JHI NV shareholders on 25 September 2006. Directors’ acquisitions were as follows:

Shares
Director	Issued/Acquired

D DeFosset	—
B Anderson	—
DG McGauchie AO	—
J Barr(1)	1,651
JRH Loudon	—
M Hammes	—
R van der Meer	—

Former Directors
M Hellicar(2)	3,388
GJ Clark	—
MJ Gillfillan	—
MR Brown	—

Total	5,039

(1)	779 shares at A$8.39 and 872 shares at A$8.50

(2)	3,388 shares at A$8.39
The JHI NV dividends paid on 6 July 2006 and 8 January 2007 to Directors and their related entities was on the same terms and conditions that applied to other holders.

Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries
At 31 March 2007 and 2006, loans totaling US$30,774, and US$30,466, respectively, were outstanding from certain executive directors or former directors of subsidiaries of JHI NV under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

During fiscal years 2007 and 2006, repayments totaling US$3,517 and US$1,892, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal year 2005, an executive director of a subsidiary resigned with loans outstanding of US$117,688. Under the terms of the plan, this director had two years from the date of his resignation to repay such loan. The loan was repaid in full in the year ended 31 March 2007.

Payments Made to Directors and Director Related Entities of JHI NV during the Year
In August 2004, Former Chairman M Hellicar was appointed to a role as Chairman of a special committee of the Board of Directors. The special committee was established to oversee the Company’s asbestos matters and was dissolved on 31 March 2005. In this role, she received a fee of nil and US$33,777 for the years ended 31 March 2007 and 2006, respectively.

Former Supervisory Board Director GJ Clark is a director of ANZ Banking Group Limited with whom the Company transacts banking business. Deputy Chairman DG McGauchie AO is a director of Telstra Corporation Limited from whom the Company purchases communications services. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these Directors had significant influence over these transactions.

In February 2004, a subsidiary of the Company entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Mr L Gries’ brother. The agreement expired in June 2005 and payments of nil and US$50,876 were made for the years ended 31 March 2007 and 2006, respectively. Mr L Gries has no economic interest in The Gries Group.

Payments made to Director and Director Related Entities of Subsidiaries of JHI NV
The Company has subsidiaries located in various countries, many of which require that at least one director be a local resident. All payments described below arise because of these requirements.

Payments of US$4,507 and US$8,829 for the years ended 31 March 2007 and 2006, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr JJ Vella was a director of one of the Company’s subsidiaries. The payments were in respect of legal services and were negotiated in accordance with usual commercial terms and conditions.

Payments totaling nil and US$78,496 for the years ended 31 March 2007 and 2006, respectively, were made to M Helyar, R Le Tocq and N Wild who were directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments totaling US$5,364 and US$4,984 for the years ended 31 March 2007 and 2006, respectively, were made to Bernaldo, Mirador and Directo Law Offices. R Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.

Disclaimer

This Financial Report of results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations with respect to the effect on the Company’s financial statements of those payments;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the Australian Securities and Investments Commission;

•	projections of the Company’s operating results or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to competition, acquisitions, dispositions and the Company’s products;

•	statements about the Company’s future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the risk factors discussed under “Risk Factors” beginning on page 5 of the Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K. The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

FY07 4th Quarter and Full Year Results 28 May 2007 In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 56. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet (mmsf)" and "thousand square feet (msf)"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt/cash"); and Non-US GAAP financial measures ("EBIT and EBIT margin excluding asbestos adjustments", "EBIT and EBIT margin excluding asbestos adjustments, impairment charge and SCI and other related expenses", "Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments", "Net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back", "Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back", "Operating profit before income taxes excluding asbestos adjustments", "Income tax benefit/(expense) excluding tax benefit related to asbestos adjustments and tax provision write-back", "Effective tax rate excluding asbestos adjustments, tax benefit related to asbestos adjustments and tax provision write- back", and "EBITDA"). Unless otherwise stated, results and comparisons are of the current 4th quarter and current full year versus the 4th quarter and full year of the prior fiscal year.

Overview and Operating Review - Louis Gries, CEO Financial Review - Russell Chenu, CFO Questions and Answers Agenda

Overview US$ Million Q4 FY07 Q4 FY06 % Change FY07 FY06 % Change Net operating profit (loss) 103.1 (650.9) - 151.7 (506.7) - Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments 54.4 64.7 (16) 222.2 208.9 6 Net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge^, SCI and other related expenses, make-whole payment* and tax provision write-back 56.4 54.5 3 230.0 212.7 8 4th Quarter and Full Year results affected by asbestos adjustments Very solid net operating profit excluding adjustments for items noted below, particularly given weaker markets in the US, Australia and New Zealand ^ Charge in Q4 and full year 2006 only. * Charge in full year 2007 results only.

Overview 4th Quarter USA Fibre Cement - strong bottom line performance with EBIT up despite sales being affected by a significantly weaker housing market Asia Pacific Fibre Cement - sales up despite weaker Australian and New Zealand housing and renovation markets, but EBIT lower due to a lower average sales price and higher manufacturing costs in Australia Business continued to generate strong operating cash flows

Overview Full Year USA Fibre Cement - strong operating performance with both sales and EBIT up in a significantly weaker US housing market, especially in the 2nd half Asia Pacific Fibre Cement - sales up, but EBIT lower due to higher manufacturing costs Strong operating cash flows

Overview Shareholders approved asbestos compensation funding proposal in February - Asbestos Injuries Compensation Fund now operational Don DeFosset announced as new Chairman in April, replacing John Barr who was Acting Chairman following the resignation of Meredith Hellicar in February Significantly increased dividend announced

Long-Term Targets FY'07 Actual 3-year Compound Average Growth Rate Long-Term Target Revenue Growth 4% 16% >15% pa EBIT1/Sales 22% >15% pa Return on Assets2 16% >15% pa Net Debt Payback3 1.9 years <5 years Net Interest Expense Cover1 51.2 times >3 times 1 Excludes asbestos adjustments and SCI and other related expenses 2 Net income (excluding asbestos adjustments, tax benefit related to asbestos adjustments, SCI and other related expenses, make-whole payment and tax provision write-back) divided by average total assets (excluding asbestos-related assets) 3 Excluding payments under the Amended FFA

James Hardie

James Hardie

Operating Review

Louis Gries, CEO

Operating Review Louis Gries, CEO

USA Fibre Cement

James Hardie

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9

USA Fibre Cement

4th Quarter Result - Weaker US Housing Market Net Sales down 11% to US$289.9 million Sales Volume down 16% to 484.9 mmsf Average Price up 6% to US$598 per msf EBIT up 2% to US$84.6 million EBIT Margin up 3.8 pts to 29.2% USA Fibre Cement

USA Fibre Cement 4th Quarter Market Conditions Further weakening in new housing construction activity Starts down 25% and 30% for December and March quarters, respectively Tightening of mortgage lending standards - mortgage foreclosures up Supply continued to be greater than demand for new houses Builder confidence lower Repair and remodelling activity relatively steady

USA Fibre Cement Key Points Demand in exterior products category affected by weaker new housing market Weaker demand for exterior products across nearly all key regions Within exterior products, sales up for XLD(r) trim and ColorPlus(r) Commenced launch of ColorPlus(r) products in Western and Southern Divisions Sales for interior products category flat Higher average sales price Margin improvement Full year sales up 4%, EBIT up 6%, EBIT margin 28.7%

USA Fibre Cement Outlook Increased uncertainty due to tightening of lending standards for subprime borrowers New permit data suggests some further weakness likely short-term Repair and remodelling activity expected to remain relatively stable Continued investment in growth initiatives Focus remains on cost management and market share gains against alternative materials

USA Fibre Cement

Top Line Growth
3,000
2,600
2,200
1,800
1,400
1,000
600
200
JH Volume (mmsf), Starts (000's Units)
$1,300
$1,100
$900
$700
$500
$300
$100
Revenue (USDM)
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
FY07
JH Volume
JH Revenue
Housing Starts[1]

14

USA Fibre Cement Top Line Growth 200 600 1,000 1,400 1,800 2,200 2,600 3,000 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 FY07 JH Volume (mmsf), Starts (000's Units) $100 $300 $500 $700 $900 $1,100 $1,300 Revenue (USDM) JH Volume JH Revenue Housing Starts1 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau.

USA Fibre Cement Source NAHB, and US Census Bureau Primary Growth Performance -25% -20% -15% -10% -5% 0% 5% 10% 15% 20% 25% 30% Q1FY05 Q2FY05 Q3FY05 Q4FY05 Q1FY06 Q2FY06 Q3FY06 Q4FY06 Q1FY07 Q2FY07 Q3FY07 Q4FY07 JHBP Growth NC/R&R Growth

USA Fibre Cement

Average Selling Price
US$ per MSF
620
600
580
560
540
520
500
480
460
440
420
400
380
360
FY00
FY01
FY02
FY03
FY04
FY05
FY06
FY07

16

USA Fibre Cement US$ per MSF

USA Fibre Cement Strategy Aggressively grow demand for our products in targeted market segments Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors, introducing differentiated products to reduce direct price competition

USA Fibre Cement

EBIT and EBIT Margin*
EBIT
EBIT/Sales
EBIT US$M
EBIT MARGIN %
120
100
80
60
40
20
0
35
30
25
20
15
10
5
0
FY01
FY02
FY03
FY04
FY05
FY06
FY07

18

USA Fibre Cement *Excludes restructuring and other operating expenses of US$12.6 million in Q3'FY02 EBIT and EBIT Margin* 0 20 40 60 80 100 120 FY01 FY02 FY03 FY04 FY05 FY06 FY07 EBIT US$M 0 5 10 15 20 25 30 35 EBIT MARGIN % EBIT EBIT/Sales

Asia Pacific Fibre Cement

Asia Pacific Fibre Cement 4th Quarter Result Net Sales up 12% to US$64.3 million Sales Volume up 9% to 98.2 mmsf EBIT down 5% to US$8.8 million EBIT Margin down 2.6 pts to 13.7%

Strategy Grow primary demand for our products Leverage our superior technology to offer differentiated products and systems with superior value to those of competitors Promote a smarter way to build composite construction houses using our products Vigorously defend our position in existing market segments Asia Pacific Fibre Cement

Asia Pacific Fibre Cement Key Points Further weakness in new housing and renovations markets in Australia and New Zealand; Philippines continued to improve ANZ Q4 net sales up 10% (4% in A$), volumes up 6% due to market share gains, prices down slightly due to competition ANZ EBIT down 14% (21% in A$) due largely to increased manufacturing costs at Rosehill, NSW; EBIT margin 14% Philippines remained EBIT positive for the quarter and full year Full year Asia Pacific Fibre Cement sales up 4%; EBIT down 6% due to higher manufacturing costs; EBIT margin 15.7%

Asia Pacific Fibre Cement Outlook Australia and New Zealand No near-term improvement expected in new housing and renovations activity Further growth in primary demand for fibre cement Market share gains Manufacturing and other cost efficiencies Philippines Healthy level of building and construction activity expected short-term

Other USA Hardie Pipe Q4 net sales lower due to weaker residential housing activity in Florida Impact of lower volumes partly offset by higher average net sales price Small EBIT loss for the quarter, but positive for the full year Europe Fibre Cement Sales continuing to grow steadily

Overall Outlook for Operations USA Fibre Cement Uncertainty over when new housing market will improve, but some further softening expected in the short-term Expect to continue outperforming the market overall Asia Pacific Fibre Cement Market conditions to remain challenging, but further growth in primary demand expected

James Hardie

Financial Review

Russell Chenu, CFO

Financial Review Russell Chenu, CFO

Overview Results significantly affected by asbestos adjustments Background March 06 - booked asbestos provision of US$716m (net basis) September 06 - new actuarial estimate, US$ provision adjusted to US$790m (net basis) February 07 - shareholder approval of voluntary compensation funding proposal March 07 - new actuarial estimate, moved to gross accounting (FAS 5) as foreshadowed in Explanatory Memorandum

Overview Asbestos Adjustments US$ Millions Q4 FY07 Q4 FY06 FY07 FY06 Adjustments to net Amended FFA liability at 30 September 2006* - - (41.8) - Adjustments to net Amended FFA liability at 31 March 2007* 70.3 - 70.3 - Impact of tax-effecting the net Amended FFA liability (335.0) - (335.0) - Impact of foreign exchange (17.1) - (94.5) - Contributions to asbestos research and education (4.5) - (4.5) - Initial recording of asbestos provision at 31 March 2006 - (715.6) - (715.6) Net impact on EBIT (286.3) (715.6) (405.5) (715.6) Tax benefit related to asbestos adjustments 335.0 - 335.0 - Net impact on Net Operating Profit 48.7 (715.6) (70.5) (715.6) *Adjustments reflect changes in the KPMG Actuaries actuarial assessment, US GAAP adjustments and the net assets of the AICF.

Overview Balance sheet remains very strong excluding net Amended FFA liability Net debt - US$153.9m Cash and unused term facilities - US$201.1m Initial payment to Asbestos Injuries Compensation Fund (AICF) of A$184.3 million made on 9 February 2007 Annual contribution amount due 1 July 2007. Cash flow cap will apply

Overview Increased dividend Final dividend US 15 cents a share. Full year dividend US 20 cents a share - up US 12 cents a share Increase due to: Reduced capital expenditure requirements Finalisation of asbestos compensation funding arrangement Record date 12 June 2007 Payable 10 July 2007 Anticipated dividend payout ratio going forward of between 50% and 75%, subject to funding requirements

US$ Million Q4'07 Q4'06 % Change Net sales 360.9 389.8 (7) Gross profit 133.8 139.5 (4) SG&A expenses (52.3) (63.4) 18 Research & development expense (5.6) (7.0) 20 Impairment of roofing plant - (13.4) - SCI and other related expenses (5.4) (2.7) (100) Asbestos adjustments (286.3) (715.6) 60 EBIT (215.8) (662.6) 67 Net interest (expense) income (4.2) 0.7 - Income tax benefit 323.1 11.0 - Net operating profit (loss) 103.1 (650.9) - Results - Q4

US$ Million Q4'07 Q4'06 % Change Net operating profit (loss) 103.1 (650.9) - Asbestos adjustments 286.3 715.6 60 Tax benefit related to asbestos adjustments (335.0) - - Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments 54.4 64.7 (16) Impairment of roofing plant (net of tax) - 8.0 - SCI and other related expenses (net of tax) 5.0 2.5 (100) Tax provision write-back (3.0) (20.7) - Net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, SCI and other related expenses and tax provision write-back 56.4 54.5 3 Results - Q4

Results - Full Year US$ Million FY '07 FY '06 % Change Net sales 1,542.9 1,488.5 4 Gross profit 573.0 550.8 4 SG&A expenses (214.6) (209.8) (2) Research & development expense (25.9) (28.7) 10 Impairment of roofing plant - (13.4) - SCI and other related expenses (13.6) (17.4) 22 Other operating expense - (0.8) - Asbestos adjustments (405.5) (715.6) 43 EBIT (86.6) (434.9) 80 Net interest expense (6.5) (0.2) - Income tax benefit (expense) 243.9 (71.6) - Effect of change in accounting principle 0.9 - - Net operating profit (loss) 151.7 (506.7) -

US$ Million FY '07 FY '06 % Change Net operating profit (loss) 151.7 (506.7) - Asbestos adjustment 405.5 715.6 43 Tax benefit related to asbestos adjustments (335.0) - - Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments 222.2 208.9 6 Impairment of roofing plant (net of tax) - 8.0 - SCI and other related expenses (net of tax) 12.6 16.5 24 Make-whole payment (net of tax) 5.6 - - Tax provision write-back (10.4) (20.7) (50) Net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, SCI and other related expenses and tax provision write-back 230.0 212.7 8 Results - Full Year

Segment Net Sales - Q4 US$ Million Q4 '07 Q4 '06 % Change USA Fibre Cement 289.9 325.6 (11) Asia Pacific Fibre Cement 64.3 57.2 12 Other 6.7 7.0 (4) Total 360.9 389.8 (7)

Segment Net Sales - Full Year US$ Million FY '07 FY '06 % Change USA Fibre Cement 1,262.3 1,218.4 4 Asia Pacific Fibre Cement 251.7 241.8 4 Other 28.9 28.3 2 Total 1,542.9 1,488.5 4

Segment EBIT - Q4 US$ Million Q4 '07 Q4 '06 % Change USA Fibre Cement 84.6 82.7 2 Asia Pacific Fibre Cement 8.8 9.3 (5) Other (2.7) (3.8) 29 R & D (3.5) (3.9) 10 Total Segment EBIT 87.2 84.3 3 Impairment of roofing plant - (13.4) - General Corporate (16.7) (17.9) 7 Total EBIT excluding asbestos adjustments 70.5 53.0 33 Asbestos adjustments (286.3) (715.6) 60 Total EBIT (215.8) (662.6) 67 R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses

Segment EBIT - Full Year R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses US$ Million FY '07 FY '06 % Change USA Fibre Cement 362.4 342.6 6 Asia Pacific Fibre Cement 39.4 41.7 (6) Other (9.3) (13.1) 29 R & D (17.1) (15.7) (9) Total Segment EBIT 375.4 355.5 6 Impairment of roofing plant - (13.4) - General Corporate (56.5) (61.4) 8 Total EBIT excluding asbestos adjustments 318.9 280.7 14 Asbestos adjustments (405.5) (715.6) 43 Total EBIT (86.6) (434.9) 80

Corporate Costs - Q4 US$ Million Q4' 07 Q4' 06 % Change Stock compensation expense 1.7 2.2 23 Australian pension plan SCI and other related expenses 0.5 5.4 1.3 2.7 62 (100) Earnings-related bonus 0.9 5.0 82 Other costs 8.2 6.7 (22) Total 16.7 17.9 7

Corporate Costs - Full Year US$ Million FY '07 FY '06 % Change Stock compensation expense 5.8 5.9 2 Australian pension plan SCI and other related expenses 2.8 13.6 1.8 17.4 (56) 22 Earnings-related bonus 3.0 9.5 68 Other costs 31.3 26.8 (17) Total 56.5 61.4 8

Net Interest Expense US$ Million Q4 '07 Q4 '06 Net interest (expense) income (4.2) 0.7 FY '07 FY '06 Net interest expense (6.5) (0.2) FY07 includes a US$6.0 million make-whole payment.

Income tax expense - Q4 US$ Million Q4'07 Q4'06 Operating loss before income taxes (220.0) (661.9) Asbestos adjustments 286.3 715.6 Operating profit before income taxes excluding asbestos adjustments 66.3 53.7 Income tax benefit 323.1 11.0 Tax benefit related to asbestos adjustments (335.0) - Tax provision write-back (3.0) (20.7) Income tax expense excluding tax benefit related to asbestos adjustments and tax provision write-back (14.9) (9.7) Effective tax rate excluding asbestos adjustments 22.5% 18.1%

Income tax expense - Full Year US$ Million FY'07 FY'06 Operating loss before income taxes (93.1) (435.1) Asbestos adjustments 405.5 715.6 Operating profit before income taxes excluding asbestos adjustments 312.4 280.5 Income tax benefit (expense) 243.9 (71.6) Tax benefit related to asbestos adjustments (335.0) - Tax provision write-back (10.4) (20.7) Income tax expense excluding tax benefit related to asbestos adjustments and tax provision write-back (101.5) (92.3) Effective tax rate excluding asbestos adjustments 32.5% 32.9%

Segment EBITDA - Q4 US$ Million Q4'07 Q4'06 % Change EBIT USA Fibre Cement 84.6 82.7 2 Asia Pacific Fibre Cement 8.8 9.3 (5) Other (2.7) (17.2) 84 R & D (3.5) (3.9) 10 General Corporate (16.7) (17.9) 9 Depreciation and Amortisation USA Fibre Cement 10.2 8.2 (24) Asia Pacific Fibre Cement 2.6 2.6 - Other 0.8 0.7 (14) Total EBITDA before asbestos adjustments 84.1 64.5 30 Asbestos adjustments (286.3) (715.6) - Total EBITDA including asbestos adjustments (202.2) (651.1) 69

Segment EBITDA - Full Year US$ Million FY '07 FY '06 % Change EBIT USA Fibre Cement 362.4 342.6 6 Asia Pacific Fibre Cement 39.4 41.7 (6) Other (9.3) (26.5) 65 R & D (17.1) (15.7) (9) General Corporate (56.5) (61.4) 8 Depreciation and Amortisation USA Fibre Cement 37.8 32.4 (17) Asia Pacific Fibre Cement 10.1 10.0 (1) Other 2.8 2.9 3 Total EBITDA before asbestos adjustments 369.6 326.0 13 Asbestos adjustments (405.5) (715.6) 43 Total EBITDA including asbestos adjustments (35.9) (389.6) 91

Cash Flow - Full Year US$ Millions FY '07 FY '07 FY '06 FY '06 % Change EBIT EBIT (86.6) (434.9) 80 80 Non-Cash Items Non-Cash Items - Asbestos adjustments - Asbestos adjustments 405.5 715.6 (43) (43) - Other Non-Cash Items - Other Non-Cash Items 54.8 54.1 1 1 Net Working Capital Movements Net Working Capital Movements (52.6) 2.7 - - Cash Flow from Operations Cash Flow from Operations 321.1 337.5 (5) (5) Tax Payments Tax Payments (80.8) (93.4) 13 13 Deposit with ATO Deposit with ATO (154.8) - - - Initial Funding Payment to AICF Initial Funding Payment to AICF (148.7) - - - Interest Paid (net) Interest Paid (net) (3.9) (3.5) (11) (11) Net Operating Cash Flow Net Operating Cash Flow (67.1) 240.6 - - Purchases of Property, Plant & Equipment Purchases of Property, Plant & Equipment (92.6) (162.0) 43 43 Dividends Paid Dividends Paid (42.1) (45.9) 8 8 Equity Issued Equity Issued 18.5 18.7 (1) (1) Other Other 17.0 6.8 - - Movement in Net Cash (Debt) Movement in Net Cash (Debt) (166.3) 58.2 - - Net Cash (Debt) - 31 March - Beginning of Year Net Cash (Debt) - 31 March - Beginning of Year 12.4 (45.8) - - Net Cash (Debt) - 31 March - End of Year Net Cash (Debt) - 31 March - End of Year (153.9) 12.4 - -

Capital Expenditure - Full Year US$ Million FY '07 FY '06 % Change USA Fibre Cement 78.8 154.5 49 Asia Pacific Fibre Cement 10.5 6.2 (69) Other 3.3 1.3 - Total 92.6 162.0 43

Key Ratios FY '07 FY '06 FY '05 EPS (Diluted)1 49.3c 45.7c 32.6c Dividend Paid per share 9.0c 10.0c 3.0c Return on Shareholders' Funds 1 24.0% 28.7% 25.9% Return on Capital Employed 2 27.7% 32.0% 26.9% EBIT/ Sales (EBIT margin) 2 21.6% 20.9% 18.5% Gearing Ratio 1 12.5% (1.5)% 6.6% Net Interest Expense Cover 2 51.2x - 44.0x Net Interest Paid Cover 2 65.2x 89.0x 21.0x Net Debt Payback3 1.9 yrs - 0.2 yrs 1 Excludes asbestos adjustments, tax benefit related to asbestos adjustments, SCI and other related expenses, impairment charge, make-whole payment and tax provision write-back. 2 Excludes asbestos adjustments, SCI and other related expense, and impairment . 3 Excluding payments under the Amended FFA

Asbestos Compensation Funding Arrangement Shareholders voted overwhelmingly in favour of funding proposal on 7 February Initial payment of A$184.3m made to AICF on 9 February 2007 Updated actuarial report completed as at 31 March 2007 Annual contribution to AICF due 1 July 2007 - cash flow cap will apply

Updated Actuarial Estimate A$ Millions KPMG Actuaries P/L expected estimate for 31 March 2007, based on 30 September 2006 estimate (allowing for cost savings in NSW only) A$1,567.3 Change in discount rate (62.7) 1,504.6 Reduced by: Reduction in average claims cost and legal costs (34.7) Reduction in claim numbers (90.9) Emerging claims experience (10.1) Insurance recoveries (2.6) Cross claim recoveries (14.4) Nil cost claims 3.2 Total depletion in net liability (149.5) Actuarial estimate at 31 March 2007 A$1,355.1

Updated Actuarial Estimate Net accounting liability under Amended FFA A$ millions (except where stated) 31 March 2006 31 March 2007 Central Estimate - Discounted 1,517.0 1,355.1 Discounting and inflation allowance (113.2) (82.1) Provision for claims handling costs of AICF 67.7 69.2 Other US GAAP adjustments 28.7 39.6 Net (assets) liabilities of AICF (excl funding payment) (71.6) 2.2 Contributions to asbestos research and education - 5.6 Effect of tax (428.6) (415.2) Net post-tax liability 1,000.0 974.4 Exchange rate A$ to US$ 1.3975 1.2395 Net post-tax liability in US$ millions 715.6 786.1

Updated Actuarial Estimate

Comparison

A$ Billions	30 Jun 04	31 Mar 05	30 Jun 05	31 Mar 06	30 Sept 06	31 Mar 07
Central Estimate – Discounted	1.536	1.685	1.568[1]	1.517[1]	1.555[1]	1.355[1]
Central Estimate – Undiscounted	3.586	3.604	3.131[1]	3.079[1]	3.169[1]	2.811[1]
Range - Undiscounted	2.0 - 5.7	2.0 - 5.9	1.5 - 5.5[1]	1.7 - 5.3[1]	1.8 - 5.7[1]	1.6 - 5.1[1]

[1] Includes estimated legal cost savings for NSW only

52

Updated Actuarial Estimate Comparison A$ Billions 30 Jun 04 31 Mar 05 30 Jun 05 31 Mar 06 30 Sept 06 31 Mar 07 Central Estimate - Discounted 1.536 1.685 1.5681 1.5171 1.5551 1.3551 Central Estimate - Undiscounted 3.586 3.604 3.1311 3.0791 3.1691 2.8111 Range - Undiscounted 2.0 - 5.7 2.0 - 5.9 1.5 - 5.51 1.7 - 5.31 1.8 - 5.71 1.6 - 5.11 1 Includes estimated legal cost savings for NSW only

Summary Very solid overall operating performance for quarter and full year Asbestos compensation funding arrangement now operational The company's financial position remains strong Results subject to fluctuation in A$ : US$ exchange rate for foreseeable future Increased dividend

Questions & Answers

Disclaimer This Management Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include: expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims; expectations with respect to the effect on our financial statements of those payments; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission; expectations that our credit facilities will be extended or renewed; projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors" beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Analysis of Results, a Media Release and a Financial Report. Definitions Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income. Sales Volumes mmsf - million square feet msf - thousand square feet

Endnotes Financial Ratios Gearing Ratio - Net debt/cash divided by net debt/cash plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense. Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt/cash divided by cash flow from operations. Net debt/cash - Short-term and long-term debt less cash and cash equivalents.

Non-US GAAP Financial Measures EBIT and EBIT margin excluding asbestos adjustments - EBIT and EBIT margin excluding asbestos adjustments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

Non-US GAAP Financial Measures EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses - EBIT excluding asbestos adjustments, impairment charge and SCI and other related expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT. James Hardie has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses this non-US GAAP measure for the same purposes.

Non-US GAAP Financial Measures Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments - Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

Non-US GAAP Financial Measures Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back - Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. Details next slide.

Non-US GAAP Financial Measures Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back

Non-US GAAP Financial Measures Effective tax rate excluding asbestos adjustments, tax benefit related to asbestos adjustments and tax provision write-back - Effective tax rate excluding asbestos adjustments, tax benefit related to asbestos adjustments and tax provision write-back is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

EBITDA - is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

FY07 4th Quarter and Full Year Results 28 May 2007 In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 57. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet (mmsf)" and "thousand square feet (msf)"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt/cash"); and Non-US GAAP financial measures ("EBIT and EBIT margin excluding asbestos adjustments", "EBIT and EBIT margin excluding asbestos adjustments, impairment charge and SCI and other related expenses", "Net operating profit excluding asbestos adjustments and tax benefit related to asbestos adjustments", "Net operating profit excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back", "Diluted earnings per share excluding asbestos adjustments, tax benefit related to asbestos adjustments, impairment charge, SCI and other related expenses, make-whole payment and tax provision write-back", "Operating profit before income taxes excluding asbestos adjustments", "Income tax benefit/(expense) excluding tax benefit related to asbestos adjustments and tax provision write-back", "Effective tax rate excluding asbestos adjustments, tax benefit related to asbestos adjustments and tax provision write-back", and "EBITDA"). Unless otherwise stated, results and comparisons are of the current 4th quarter and current full year versus the 4th quarter and full year of the prior fiscal year.